UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Commission File No. 1-9924

__________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Citigroup 401(k) Plan
Plan Administration Committee
One Court Square, 46th Floor
Long Island City, NY 11120

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Citigroup Inc.
399 Park Avenue
New York, NY 10022

CITIGROUP 401(k) PLAN
Financial Statements and Supplemental Schedules
December 31, 2014 and 2013
(With Report of Independent Registered Public Accounting Firm Thereon)

CITIGROUP 401(k) PLAN
Financial Statements and Supplemental Schedules
December 31, 2014 and 2013
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2014 and 2013	3

Notes to Financial Statements	4

Supplemental Schedules:*

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014	23

Schedule G, Part III - Schedule of Nonexempt Transactions for the year ended December 31, 2014	88

Signatures	89

Index to Exhibit
EX-23.1: Consent of KPMG LLP	91

*	Other schedules required by Form 5500 which are not applicable have been omitted

Report of Independent Registered Public Accounting Firm
The Plan’s Administration Committee
Citigroup Inc.:
We have audited the accompanying statements of net assets available for benefits of the Citigroup 401(k) Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 and Schedule G, Part III - Schedule of Nonexempt Transactions for the year ended December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 and Schedule G, Part III - Schedule of Nonexempt Transactions for the year ended December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

New York, New York
June 12, 2015

CITIGROUP 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets:
Investments, at fair value:
Cash equivalents and short-term investments	$518,082,988	$561,069,155
U.S. equities	1,062,028,518	1,087,520,443
Non-U.S. equities	218,730,911	139,446,575
Mutual funds	914,953,050	1,081,125,552
Collective trust funds	7,113,219,155	6,383,335,113
Guaranteed investment contracts	1,175,742,427	1,205,131,533
Wrapper contracts	187,397	190,030
Total investments	11,002,944,446	10,457,818,401
Loans receivable from participants	247,336,012	243,437,130
Receivables:
Employer contributions	381,209,239	392,371,126
Interest and dividends	2,095,660	2,109,044
Receivable for securities sold	3,224,387	997,663
Participant contributions	83,039	225,640
Other	4,614	316,045
Total receivables	386,616,939	396,019,518
Total assets	11,636,897,397	11,097,275,049
Liabilities:
Payable for securities purchased	4,333,233	3,258,331
Payable for trustee and administrative fees	5,310,710	4,745,237
Total liabilities	9,643,943	8,003,568
Net assets reflecting all investments at fair value	11,627,253,454	11,089,271,481
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(37,779,915)	(36,775,429)
Net assets available for benefits	$11,589,473,539	$11,052,496,052
See accompanying notes to financial statements.

CITIGROUP 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2014 and 2013

	2014	2013
Additions to net assets attributable to:
Investment income:
Dividends	$59,312,862	$54,592,443
Interest	31,161,272	34,055,759
Net appreciation in fair value of investments	508,151,373	1,497,516,815
Net investment income	598,625,507	1,586,165,017
Interest income from loans receivable from participants	10,215,618	9,747,274
Contributions:
Employer	380,061,328	392,350,168
Participants	471,262,587	479,325,576
Rollover	37,823,246	39,169,815
Total contributions	889,147,161	910,845,559
Total additions to net assets	1,497,988,286	2,506,757,850
Deductions from net assets attributable to:
Distributions to participants	940,158,883	831,311,248
Trustee and administrative expenses	20,324,046	18,776,160
Dividends paid directly to participants	527,870	550,058
Total deductions from net assets	961,010,799	850,637,466
Net increase	536,977,487	1,656,120,384
Net assets available for benefits at:
Beginning of year	11,052,496,052	9,396,375,668
End of year	$11,589,473,539	$11,052,496,052
See accompanying notes to financial statements.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(1)Description of the Plan
The following brief description of the Citigroup 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution plan designed to encourage savings on the part of eligible employees. The Plan covers eligible employees of Citigroup Inc. (the Company), its subsidiaries and affiliates. The Company is the Plan Sponsor, as defined by the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended (the Code).
The Plan was initially designed as an Employee Stock Ownership Plan (ESOP) within the meaning of Section 4975(e)(7) of the Code. Effective March 1, 2003, the Plan consists of an ESOP component and a non‑ESOP component. The ESOP component consists of any amount invested in the Citigroup Common Stock Fund under the Plan.
Reliance Trust Company was the trustee for the investments held in the Citigroup Common Stock Fund through December 31, 2014. State Street Bank & Trust Company is the trustee of the Plan’s remaining investments and effective January 1, 2015, was appointed the trustee for investments held in the Citigroup Common Stock Fund. Plan investments are held by State Street Bank & Trust Company, the custodian, in a trust fund established under the Plan. The Plan is administered by Aon Hewitt, a third‑party administrator.
The Company maintains a Financial Education Program for participants. Program costs are paid by the Company. The program offers educational resources such as articles, tutorials and videos. In addition, the Company has retained Financial Engines Advisors LLC (a registered investment advisor and referred to as Financial Engines) to provide assistance to participants on asset allocation for their Plan investments based on their individual risk profile, retirement horizon, and other factors.
The Plan also offers the Professional Management Program through Financial Engines, which provides for participants to have their accounts professionally managed. Participants who voluntarily elect this program are charged a maximum of 0.35% or $2.92 per month for each $10,000 in their account. For participants with account balances over $100,000, advisory fees charged to the participant account are reduced. If a participant chooses to enroll in the Professional Management Program, the fee is automatically deducted from their account.
The Professional Management Program offers an optional retirement income feature (Income Feature) for managed Plan accounts. With the Income Feature, the assets in a participant’s Plan account are managed under the Professional Management Program with a primary investment strategy of seeking to generate income in retirement. The Income Feature also includes an option for participants to request distributions from their Plan accounts. The Income Feature is available at no additional cost to Professional Management Program members who select the Income Feature.

(b)	Eligibility
Eligible employees generally include (1) employees working in the U.S. and paid from a Company payroll or (2) U.S. citizens or lawful permanent residents of the U.S. performing services overseas in an expatriate employment classification in each case who are performing services for the Company and participating subsidiaries, as defined in the Plan document.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Full time employees or part‑time employees scheduled to work 20 or more hours a week are eligible to participate on the first day of the first pay period after the participant becomes an employee of the Company.
Part‑time employees scheduled to work fewer than 20 hours a week are eligible to participate in the Plan on January 1 or July 1 after the employee is credited with at least 1,000 hours of service during the first 12 months with the Company or at least 1,000 hours of service in any calendar year beginning after the employee’s date of hire.

(c)	Employee Contributions
An eligible employee may elect to have a portion of his or her eligible pay, which generally includes overtime, commissions, shift differential pay, and periodic incentive bonuses, reduced each pay period, in any 1% increment, by an amount up to 50% of his or her eligible compensation in a whole percentage up to the maximum permitted by law for before-tax and Roth after‑tax salary deferrals, plus an additional catch‑up contribution, if eligible (in whole percentages but not exceeding 49% of pay). The statutory limit for before-tax and Roth after-tax contributions was $17,500 for both 2014 and 2013. Employee before-tax contributions and employer contributions (described below in note 1(d)), as well as the earnings thereon, are taxed to the participant at the time of distribution. Distributions of amounts deferred as Roth after-tax contributions are tax-free and investment earnings on Roth after-tax contributions are tax‑free, if the participant is at least age 59½, (or permanently disabled (as defined under the Code) or deceased) and distributions under the Plan occur no earlier than during the fifth taxable year starting after the taxable year the first Roth after-tax contribution was made to the Plan.
Eligible full or part‑time employees will be subject to the Plan’s automatic enrollment provision and enrolled to contribute to the Plan 90 days after their eligibility date. If eligible employees do not want to be enrolled automatically in the Plan, they have a 90‑day grace period from their eligibility date to decline participation in the automatic enrollment. The initial automatic deferral percentage is 3%. Participants who are automatically enrolled in the Plan, but do not make an investment election, are invested in the Plan’s default investment alternative, which is the Plan’s “target retirement date” fund consistent with the participant’s projected year of retirement, as further explained in the Plan document. For this purpose, a participant’s projected year of retirement is the year the participant will become 65 years of age. The BlackRock Fund Advisors (BFA) LifePath Funds are the current retirement date funds offered by the Plan. Participants whose first date of hire is on or after January 1, 2007, who are automatically enrolled in the Plan, will be deemed to have filed a deferral election authorizing their before‑tax contributions to be increased by 1% annually up to a maximum of 10%, unless the participant directs otherwise. An automatically enrolled employee may change the rate of before‑tax deferrals at any time.
Catch‑up contributions are permitted in accordance with Section 414(v) of the Code. Participants who are over age 50 by the Plan year‑end can contribute up to 49% of their eligible pay up to $5,500 for both 2014 and 2013, increasing the participants’ statutory limitation on before‑tax contributions to $23,000 for both 2014 and 2013. There is no automatic enrollment for catch‑up contributions.
In addition, the Code limits contributions for highly compensated participants, defined by the Code to be participants with annual compensation greater than $115,000 for both 2014 and 2013.

(d)	Employer Contributions
During 2014 and 2013, employer contributions consisted of three major components: the Company matching contribution, fixed contribution, and transition contribution. A one‑time Company

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

contribution is also provided to certain grandfathered participants on a limited basis when they become eligible.
The Company matching contribution was equal to 100% of the participant’s before-tax and/or Roth after‑tax contributions up to 6% of the participant’s eligible compensation in 2014 and 2013 (up to the annual compensation maximum set by the Code: $260,000 for 2014 and $255,000 for 2013) for eligible employees at all compensation levels. Company matching contributions did not exceed the lesser of the participant’s contribution or 6% of the participant’s eligible compensation up to the statutory limit. Catch‑up contributions are not subject to matching contributions. Participants must contribute to the Plan to receive Company matching contributions.
A fixed contribution of up to 2% of eligible pay is credited to the Plan accounts of eligible employees whose qualifying annual compensation, as defined in the Plan, is $100,000 or less.
An annual transition contribution is credited to the Plan accounts of certain employees who were eligible to receive benefits under the Plan, the Citigroup Pension Plan, and the Citigroup Ownership Program in 2007, prior to the plans’ redesign. If an employee’s total benefit opportunity under the three programs was greater than his benefit opportunity under the Plan, an additional transition contribution is credited. Participants receiving this transition contribution generally have long service and must be continuously employed by the Company since December 31, 2006.
At December 31, 2014, the employer contribution receivable was $381.2 million; whereas, at December 31, 2013, the employer contribution receivable was $392.4 million. Company contributions relating to 2014 and 2013 were received and credited to participant accounts during the first quarter of the following year: 2015 and 2014, respectively.

(e)	Participant Accounts
The Plan maintains a separate account for each participant, to which contributions, expenses, investment gains and losses are allocated.
Participants may elect to invest their deferral contributions, Company contributions, and account balance among the investment fund options offered under the Plan in whole increments of 1%.
A participant may elect to suspend or resume his or her contributions, subject to the Plan’s notice requirements. In addition, a participant may change the rate of his or her contributions, subject to the Plan’s notice requirements, and may elect to change the allocation of future contributions among the funds daily. A participant may also elect to transfer the value of his or her contributions in whole increments of 1% to other Plan investment funds, subject to certain restrictions.
Changes requested by participants are implemented as soon as administratively practicable, in accordance with the Plan document.

(f)	Rollover and Transfer Contributions
The Plan permits participants to have their interests in other qualified plans rolled over to the Plan or to make rollover contributions into the Plan from a conduit individual retirement account (IRA), which holds amounts attributable solely to a rollover from another qualified plan. Such transfers or rollovers to the Plan may only be made with the approval of the Plan’s management and do not affect any other contributions made by or on behalf of a participant.
Of the participant contributions reported in 2014 and 2013, $37.8 million and $39.2 million, respectively, related to rollover contributions into the Plan.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(g)	Investment Options
Plan assets are held in a trust fund and are invested in the investment options offered under the Plan at the direction of Plan participants, in accordance with the Plan document. The Plan is intended to satisfy the requirements of Section 404(c) of ERISA.
In general, Plan participants may move a portion or all of their account balance among the Plan’s investment options through a fund transfer, reallocation, or rebalance, generally not more frequently than once every seven calendar days. An exception to this rule is that they may move a portion or all of their account balances into the BlackRock Liquidity Fund at any time. However, once a participant moves his or her Plan assets into that fund, he or she cannot move Plan assets out of the fund for seven calendar days.
In addition, Plan participants may not move an investment in the BNY Mellon Stable Value Fund (see note 4) through a fund transfer, reallocation, or rebalance directly into any of the two investment options that are considered competitors of the BNY Mellon Stable Value Fund: the BlackRock Liquidity Fund and the BFA LifePath Index Retirement Fund. The BFA LifePath Index Retirement Fund is not considered a money market fund or stable value fund. This restriction on transfers enables the BNY Mellon Stable Value Fund to secure higher‑yielding, fixed‑income investments intended to preserve principal and earned interest.
If a Plan participant moves a portion or all of their account balance from the BNY Mellon Stable Value Fund through a fund transfer, reallocation, or rebalance into any investment option other than the two competing investment options named above, the amount moved must remain invested in a noncompeting investment option for at least 90 days before it can be moved into one of the two competing investment options.
These restrictions are subject to change at any time depending on generally applicable Plan rules or the requirements of the funds.
To the extent required by the compliance procedures of a mutual fund to ensure the fund’s adherence to the market timing rules mandated by the Securities and Exchange Commission, upon request by a mutual fund, the Plan may provide reports to the fund detailing Plan participants’ trading activity in that particular fund. The Company also may restrict the ability of certain Plan participants to invest in or divest from the Citigroup Common Stock Fund.
In general, no transaction costs are associated with the Plan, though the funds have the right to impose redemption fees, should they decide to do so.
The Plan does not directly participate in securities lending programs; however, there are investment funds that engage in securities lending which are available to Plan participants. The investment manager for an investment option determines the terms of, and the extent to which, securities lending is used. Engaging in securities lending is intended to benefit Plan participants investing in such investment offering and the Plan overall.
Effective June 30, 2013, SSgA Active Emerging Market Fund was eliminated as a component of the Emerging Market Equity Fund and replaced with the State Str Bk & Tr Co Invt Fds Mutual Fund.
Effective January 1, 2014, Wells Capital Small Cap Value was eliminated as a component of the Small Cap U.S. Equity Fund and replaced with the Vulcan Value Partners Small Cap Value. Additionally, the weighting for the Small Cap U.S. Equity Fund was changed to 40% Numeric Investors, 30% Buckhead Capital Partners and 30% Vulcan Value Partners.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Effective May 1, 2014, Buckhead Capital Small Cap Value was eliminated as a component of the Small Cap U.S. Equity Fund and replaced with the Robeco Boston Partners Small Cap Value.
Effective September 29, 2014, SSgA U.S. Bond Index SL SF CL I (a/k/a SSgA Barclays Aggregate Bond Index) was eliminated and replaced with the State Str Bk & Tr Co Invt Fds Mutual Fund (a/k/a SSgA Diversified Bond Fund).
Effective November 14, 2014, the BFA LifePath Index 2015 Fund was merged into the BFA LifePath Index Retirement Fund and the BFA LifePath Index 2055 Fund was added.
Effective March 13, 2015, the PIMCO Emerging Markets Bond Fund was eliminated as a component of the Emerging Market Bond Fund and the assets were transferred to Citigroup Large Cap Growth Wellington Lrg Cap.

(h)	Vesting
The rights of a participant to his or her own contributions and any earnings thereon are at all times fully vested and nonforfeitable.
Any Plan participant who performed an hour of service after June 26, 2007, was fully vested in his or her Company matching contributions.
Company fixed and transition contributions, as described in note 1(d), vest according to the following schedule:

•	Upon completion of three years of service. Once three years of service have been attained, any fixed and/or transition contributions made on a participant’s behalf will be immediately vested;

•	If a participant reaches age 55, dies or becomes disabled while in service;

•	In the case of a full or partial termination of the Plan or complete discontinuance of contributions under the Plan.
Once a participant is vested in his or her Company contributions, those contributions are available for distribution or rollover once he or she leaves the Company or is otherwise eligible to take a distribution, as more fully described in notes 1(k) and (l).

(i)	Forfeited Accounts
Forfeitures are used to offset expenses of the Plan. During 2014, $789,548 of forfeitures was used to offset Plan expenses. During 2013, no forfeitures were used to offset Plan expenses. As of December 31, 2014 and 2013, unallocated forfeitures were $879,387 and $528,343, respectively.

(j)	Loans Receivable from Participants
Subject to the Plan’s provisions and the requirements contained within ERISA and the Code, participants may apply for up to two loans from the Plan at a fixed annual interest rate equal to the prime rate, as published in The Wall Street Journal for the fifteenth business day of the month in which the loan application is initiated, plus 1%. Loans may be made for a minimum amount of $1,000, the maximum of which would be the lesser of 50% of the participant’s vested account balance or $50,000, less the highest outstanding loan balance in the previous twelve months. Loans receivable from participants as of December 31, 2014 and 2013 bore interest rates from 4.25% to 10.50% and 4.18% to 10.50%, respectively.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Loans receivable from participants are valued at unpaid principal plus any accrued but unpaid interest.
Loan repayments by participants who are employed by the Company are generally made through after‑tax payroll deductions. Manual loan repayments by participants who are no longer employed by the Company and who are eligible to make manual loan repayments are submitted directly to Aon Hewitt. Loan terms range from 1 to 5 years for general‑purpose loans or up to 20 years for the purchase of a primary residence.
Each loan is secured through the vested balance in the participant’s Plan account. If a participant defaults on his or her loan by failing to make timely repayments, the outstanding principal and interest due on the loan is treated as a deemed distribution and reported as a taxable distribution to the participant as soon as administratively practicable in the year of default. If the participant has an outstanding loan and takes a distribution of his or her Plan benefit, the outstanding principal and interest due on the loan is deducted from the account balance before an amount is distributed to the participant.
A participant applying for a loan through the Plan will be charged a $50 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loan. The fee will be deducted from the participant’s Plan account at the time his or her loan request is processed. Plan participants who reside in Florida may be subject to a nominal tax imposed by Florida law, which is deducted from the participant’s Plan account at the time his or her loan request is processed as soon as administratively practicable.

(k)	Withdrawals
Prior to termination of employment, a participant may withdraw, subject to the Plan’s notice requirements, all or a portion of the vested value of his or her participant account if the participant has attained age 59½ or becomes totally and permanently disabled, or a certain portion of the value of his or her participant account in the event of demonstrated financial hardship, subject to the Plan’s provisions. Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account, less allocated expenses. Withdrawals from the Citigroup Common Stock Fund and the State Street Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant, with the exception of a hardship withdrawal, which must be paid in cash. Fractional shares and withdrawals from other funds are paid in cash.

(l)	Distributions
A participant, after leaving the Company, can have the total of his or her vested account distributed in accordance with the provisions of the Plan.
If the value of a participant’s account exceeds $5,000, the participant may elect to defer the commencement of his or her distribution until April 1 of the calendar year following the calendar year in which the participant attains age 70 ½, or may request a distribution at any time in the form of a lump‑sum payment or installments. The value of this distribution will be based on the value of the participant’s vested account at the valuation date that coincides with the distribution, to the extent administratively practicable. If the participant has terminated employment, minimum distributions must commence no later than April 1 of the calendar year following the calendar year in which the participant attains age 70½. If the participant is still employed at age 70½, minimum distributions must commence when the participant retires or otherwise separates from service.
If the value of a participant’s account is at least $1,000 and does not exceed $5,000, the Plan will automatically roll the participant’s account over to an IRA, if the participant does not elect otherwise within 90 days of receiving a notice from the Plan. This provision does not apply to participants who

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

are age 65 or older. If the Plan participant is age 65 or older and his or her account balance is $5,000 or less, the Plan will distribute his or her account as a lump‑sum distribution and withhold the applicable taxes. If the value of a participant’s account is less than $1,000, the Plan will distribute the participant’s account upon termination of employment, unless otherwise instructed.
Distributions to which a participant is entitled are the vested amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account, less allocated expenses. Distributions from the Citigroup Common Stock Fund and the State Street Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant. Fractional shares and distributions from other funds are paid in cash.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements have been prepared under the accrual basis of accounting.

(b)	Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosure of contingent assets and liabilities at the date the financial statements are prepared. Actual results could differ from those estimates and assumptions. Significant estimates inherent in the preparation of the financial statements include the fair value of investments.

(c)	Investment Valuation and Income Recognition
The Plan investments are stated at fair value.
Cash equivalents and short-term investments are valued at cost, which approximates fair value. In addition, cash equivalents and short-term investments include short-term investment funds which are valued using net asset value or its equivalent as a practical expedient for fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement.

Equity investments traded on national securities exchanges are valued at their closing market prices. When no trades are reported, they are valued at the most recent bid quotation; securities traded in the over‑the‑counter market are valued at their last sale or bid price. This includes U.S. and non‑U.S. equities in separately managed accounts.
The shares of common stock held by the Citigroup Common Stock Fund and the State Street Common Stock Fund are valued at the last reported sale price on the New York Stock Exchange on the last business day of the year.
Mutual funds are valued at the net asset value reported in the active market where the fund is traded on a daily basis.
Collective trust funds are valued at the net asset value as a practical expedient as reported by the sponsor of the fund. Participant‑directed redemptions from these collective trust funds generally can be made daily, subject to a Plan imposed 7‑day minimum holding period on investments (other than BNY Mellon Stable Value Fund related investments which have a longer holding period). There were no unfunded commitments as of December 31, 2014.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

The FASB ASC Topic 962 (formerly known as FASB issued staff position No. AAG INV‑1 and Statement of Position (SOP) 94‑4‑1, Reporting of Fully Benefit‑Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined‑Contribution Health and Welfare and Pension Plans) requires the Plan to report Guaranteed Investment Contracts (GICs) at fair value. As required under ASC 962, the statements of net assets available for benefits present the holdings of these fully benefit‑responsive investment contracts at fair value with an offsetting adjustment which, when netted against the fair value, will equal contract value. Fair values of traditional GICs are calculated using the present value of the contracts’ future cash flows discounted by comparable duration index rates. Fair values of the underlying investments in the synthetic GICs are based on quoted prices in active markets. For constant duration synthetic GICs and separate account GICs, the fair values of the underlying portfolio of these contracts are the market values provided by the underlying investment managers. The statements of net assets available for benefits reflect amounts for (a) total assets, (b) total liabilities, (c) net assets reflecting all investments at fair value, and (d) net assets available for benefits. The amount representing the difference between (c) and (d) is presented on the face of the statements of net assets available for benefits as a separate line item, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit‑responsive investment contract from fair value to contract value.
Purchases and sales of investments are recorded on a trade-date basis. Securities purchased or sold near year-end may result in payments on these securities not being made or received until after the Plan’s year-end. The amounts of such payments are recorded as payables or receivables as of year-end in the statements of net assets available for benefits. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Fair Value of Financial Instruments
The carrying value of the following instruments approximates fair value because of the short maturity nature of these items: receivable for securities sold, interest and dividends receivable, other receivables, and payable for securities purchased.

(e)	Payment of Benefits
Benefits are recorded when paid.

(f)	Reclassifications
Certain balances in prior year have been reclassified to conform to the current year’s presentation.

(g)	Recently Issued Accounting Pronouncement
On May 1, 2015, the FASB issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to categorize within the fair value hierarchy all investments for which the fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The ASU is effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The effective date for all other entities is fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted for all entities. Management is currently evaluating the impact of adopting this new accounting standards update on the Plan's financial statements.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(3)    Investments
A summary of the Plan’s investments as of December 31, 2014 and 2013 is listed below.

	2014		2013

Cash equivalents and short-term investments	$518,082,988		$561,069,155
U.S. equities:
Large cap companies:
Citigroup Common Stock Fund	655,013,792	*	685,138,632	*
Other large cap companies	177,342,315		175,541,490
Total large cap companies	832,356,107		860,680,122
Mid cap companies	128,986,631		123,873,087
Small cap companies	100,685,780		102,967,234
Total U.S. equities	1,062,028,518		1,087,520,443
Non-U.S. equities	218,730,911		139,446,575
Mutual funds	914,953,050		1,081,125,552
Collective trust funds:
SSgA S&P 500 (R) Indx SL SF CL I	1,741,628,906	*	1,502,590,939	*
SSgA Russell All Cap (R) Indx SL SF CL I	721,015,604	*	648,197,649	*
SSgA Intl Indx SL SF CL I	595,377,145	*	555,497,251	*
SSgA S&P Midcap (R) Indx SL SF CL I	588,042,632	*	540,823,873
U.S. Diversified Bond BL SF CL A	591,210,307	*	—
Other collective trust funds	2,875,944,561		3,136,225,401
Total collective trust funds	7,113,219,155		6,383,335,113
Guaranteed investment contracts	1,175,742,427		1,205,131,533
Wrapper contracts	187,397		190,030
Investments, at fair value	$11,002,944,446		$10,457,818,401
* Represents 5% or more of the Plan’s net assets available for benefits at December 31, 2014 and 2013.

In connection with acquisitions made by the Company or a predecessor company, the Plan’s investments as of December 31, 2014 and 2013 include $4.0 million and $5.0 million, respectively, of the State Street Common Stock Fund, a closed fund.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

During the years ended December 31, 2014 and 2013, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in fair value by $508.2 million and $1,497.5 million, respectively, as follows:

	2014	2013
Cash equivalents and short-term investments and other	$(1,043,136)	$(476)
Equity investments	50,920,241	307,099,960
Mutual funds	(49,567,553)	99,801,916
Collective trust funds	507,841,821	1,090,615,415
Net appreciation in fair value of investments	$508,151,373	$1,497,516,815

(4)	Guaranteed Investment Contracts
The Plan’s BNY Mellon Stable Value Fund (Fund) invests in fully benefit‑responsive investment contracts, including traditional GICs, synthetic GICs and separate account GICs issued by insurance companies and consists of insurance contracts, wrapper contracts, and short‑term investments.
Traditional GICs are investment contracts backed by the general assets of the issuer. The issuer agrees to provide the Fund with a guaranteed interest rate on the Fund’s investment for a specified period of time. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.
Synthetic GICs consist of two parts: an underlying investment owned directly by the Plan and a “wrapper” contract purchased from an insurance company. The wrapper contract guarantees full payment of principal and interest. The wrapper contracts are obligated to provide an interest crediting rate of not less than zero. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. These investments are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The credited rate on this product will reset periodically and it will have an interest rate of not less than zero.
Gains and losses in the fair value of the underlying investments, relative to the wrapper contract value, are represented on the statements of net assets available for benefits as “adjustment from fair value to contract value for fully benefit‑responsive investment contracts”. If the adjustment amount is positive, this indicates that the wrapper contracts’ values are greater than the fair value of the underlying investments. If the adjustment amount is negative, this indicates that the wrapper contracts’ values are less than the fair value of the underlying investments. The embedded fair value gains (losses) will be amortized in the future through a higher (lower) interest crediting rate, respectively.
There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for GICs as of December 31, 2014 and 2013 ranged from 0.85% to 3.43% and from 0.43% to 4.12%, respectively. The crediting interest rate is based on a formula agreed upon with the issuers. At December 31, 2014 and 2013, the fair value of GICs amounted to $1.176 billion and $1.205 billion, respectively. The fair value of the wrapper contracts amounted to $187,397 and $190,030 at December 31, 2014 and 2013, respectively.
An investment contract is considered fully benefit‑responsive if all of the following criteria are met:

•	The investment contract is between the Fund and the issuer and the contract cannot be sold or assigned.

•
The contract issuer must be obligated to repay principal and interest to participants in the Fund or provide prospective crediting rate adjustments that cannot result in an interest crediting rate less than zero.

•	All permitted participant‑initiated transactions occur at contract value, without limitations.

•	An event that limits the ability of the participant to transact at contract value is not probable.

•	The Fund must allow participants reasonable access to their funds.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

The Plan’s management has concluded that the GICs are fully benefit‑responsive investment contracts and has reported such contracts at fair value, with an appropriate adjustment to contract value.
The Fund owns units of the State Street Short‑Term Investment Fund, which serves as the Fund’s short‑term liquidity vehicle.
The statements of net assets available for benefits of the Plan are prepared on a basis that reflects income credited to participants in the Plan and realized and unrealized gains and losses on the underlying investments. The crediting interest rate is calculated on a quarterly basis, as defined in the following table:

	2014	2013
Portfolio characteristics:
Average yield earned by entire fund	2.39%	2.43%
Return on assets for 12 months	2.50%	2.73%
Current crediting rate	2.50%	2.54%
Effective duration in years	2.83	2.94

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

The table below represents a listing of the underlying GICs held by the Plan and a reconciliation from fair value to contract value at December 31, 2014.

December 31, 2014
	S&P/		GIC	Wrapper	Adjustment
	Moody's		Fair	contract	to contract	Contract
Issuer	Ratings	Yield	value	fair value	value	value
American General Life
Contract No. 725840	AA+/Aa1	3.41%	$186,637,773	$(184,015)	$(9,657,685)	$176,796,073
Voya Retirement Ins & Annuity Co
Contract No. 60266	AA/Aa2	2.65	220,701,308	423,849	(6,648,360)	214,476,797
Voya Retirement Ins & Annuity Co
Contract No. 60385	A-/A3	1.22	55,743,535	—	19,663	55,763,198
Natixis Financial Products
Contract No. WR1937-02	AA+/Aaa	1.41	10,057,390	3,902	(44,790)	10,016,502
New York Life Contract No. 29038	AA+/Aaa	2.33	134,402,642	—	(3,393,321)	131,009,321
New York Life Contract No. 34360	AA+/Aaa	1.02	10,095,809	—	417	10,096,226
Principal Life Contract No. 6-18274	A+/A1	1.25	13,458,546	—	(9,680)	13,448,866
Protective Life Insurance
Contract No. GA 2021	AA-/A2	0.85	8,342,736	—	194	8,342,930
Prudential GA-62194	AA/Aa1	2.39	308,979,142	(112,423)	(6,180,344)	302,686,375
Royal Bank of Canada
Contract No. Citigroup01	AA+/Aa1	3.43	227,323,546	56,084	(11,866,009)	215,513,621
Total			$1,175,742,427	$187,397	$(37,779,915)	$1,138,149,909
The table below represents a listing of the underlying GICs held by the Plan and a reconciliation from fair value to contract value at December 31, 2013.

December 31, 2013
	S&P/		GIC	Wrapper	Adjustment
	Moody's		Fair	contract	to contract	Contract
Issuer	Ratings	Yield	value	fair value	value	value
American General Life
Contract No. 725840	AA+/Aa1	4.08%	$183,344,414	$(201,703)	$(12,623,334)	$170,519,377
ING Life & Annuity Company
Contract No. 60266	AA/Aa2	2.53	213,280,097	419,401	(4,446,649)	209,252,849
ING Life & Annuity Company
Contract No. 60385	A-/A3	0.43	54,826,950	—	327,760	55,154,710
MetLife Contract No. 32645	AA-/Aa3	0.93	6,708,739	—	171	6,708,910
Natixis Financial Products
Contract No. WR1937-02	AA+/Aaa	1.39	43,549,962	29,360	(295,734)	43,283,588
New York Life Contract No. 29038	AA+/Aaa	2.13	130,657,011	—	(2,492,883)	128,164,128
New York Life Contract No. 34360	AA+/Aaa	1.02	15,181,113	—	(53,691)	15,127,422
Principal Life Contract No. 6-18274	A+/A1	1.25	20,214,659	—	(65,314)	20,149,345
Protective Life Insurance
Contract No. GA 2021	AA-/A2	0.85	16,677,413	—	(12,599)	16,664,814
Prudential GA-62194	AA/Aa1	2.35	297,378,916	(118,488)	(1,551,280)	295,709,148
Royal Bank of Canada
Contract No. Citigroup01	AA+/Aa1	4.12	223,312,259	61,460	(15,561,876)	207,811,843
Total			$1,205,131,533	$190,030	$(36,775,429)	$1,168,546,134

(5)	Fair Value Measurements
FASB ASC Topic 820 provides a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

•	Level 1 – Quoted prices for identical instruments in active markets.

•
Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model‑derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
This hierarchy requires the Plan’s management to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. As required by ASC Topic 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The methods described above may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2014.

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Investments, at fair value:
Cash equivalents and short-term investments	$418,782,934	$99,300,054	$—	$518,082,988
U.S. equities:
Large cap companies	832,356,107	—	—	832,356,107
Mid cap companies	128,986,631			128,986,631
Small cap companies	100,685,780	—	—	100,685,780
Non-U.S. equities	218,730,911	—	—	218,730,911
Mutual funds:
Non-U.S. equity funds	612,366,595	—	—	612,366,595
High yield bond funds	177,749,444			177,749,444
Non-U.S. debt funds	92,097,177	—	—	92,097,177
Global allocation funds	32,739,834	—	—	32,739,834
Collective trust funds:
U.S. equity funds	—	3,830,393,411	—	3,830,393,411
Balanced funds	—	1,550,091,356	—	1,550,091,356
Non-U.S. equity funds	—	801,674,278	—	801,674,278
U.S. debt funds	—	698,083,472	—	698,083,472
Real estate funds	—	169,104,916	—	169,104,916
Commodity funds	—	31,942,985	—	31,942,985
Non-U.S. debt funds	—	31,928,737	—	31,928,737
Guaranteed investment contracts	—	1,175,742,427	—	1,175,742,427
Wrapper contracts	—	—	187,397	187,397
Investments, at fair value	$2,614,495,413	$8,388,261,636	$187,397	$11,002,944,446

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2013.

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Investments, at fair value:
Cash equivalents and short-term investments	$453,828,237	$107,240,918	—	$561,069,155
U.S. equities:
Large cap companies	860,680,122	—	—	860,680,122
Mid cap companies	123,873,087	—	—	123,873,087
Small cap companies	102,967,234	—	—	102,967,234
Non-U.S. equities	139,446,575			139,446,575
Mutual funds:
Non-U.S. equity funds	775,443,132	—	—	775,443,132
High yield bond funds	178,843,507	—	—	178,843,507
Non-U.S. debt funds	86,308,295	—	—	86,308,295
Global allocation funds	40,530,618	—	—	40,530,618
Collective trust funds:
U.S. equity funds	—	3,500,914,403	—	3,500,914,403
Balanced funds	—	1,369,000,707	—	1,369,000,707
Non-U.S. equity funds	—	758,781,004	—	758,781,004
U.S. debt funds	—	591,833,474	—	591,833,474
Real estate funds	—	94,412,512	—	94,412,512
Commodity funds	—	35,568,921	—	35,568,921
Non-U.S. debt funds	—	32,824,092	—	32,824,092
Guaranteed investment contracts	—	1,205,131,533	—	1,205,131,533
Wrapper contracts	—	—	190,030	190,030
Investments, at fair value	$2,761,920,807	$7,695,707,564	$190,030	$10,457,818,401
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the years ended December 31, 2014 and 2013.

Wrapper Contracts	2014	2013
Balance, beginning of year	$190,030	$217,061
Unrealized losses relating to instruments still held at the reporting date	(2,633)	(27,031)
Balance, end of year	$187,397	$190,030
There were no significant transfers of investments among levels during the years ended December 31, 2014 and 2013. There were no changes in the fair value methodology used at December 31, 2014 and 2013.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(6)	Administrative Expenses
Plan provisions allow for administrative expenses, including, but not limited to, audit fees, custodial and trustee fees, investment manager fees, and recordkeeping fees to be paid by the Plan and allocated to participant accounts. Expenses related to monthly investment service fees and loan fees are charged to participants’ investment balances and are reflected in the value of their participant accounts.
Any expenses not borne by the Plan are paid by the Company.

(7)	Risk and Uncertainties
The Plan invests in a variety of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, foreign exchange and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for plan benefits.
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant‑directed fund elections and one election that is closed to new contributions. Additionally, the investments within each investment fund option are further diversified into varied financial instruments, with the exception of the Citigroup Common Stock Fund and State Street Common Stock Fund, which primarily invests in the securities of a single issuer.
Plan investments include a variety of investments that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.
At December 31, 2014 and 2013, approximately 6% and 7%, respectively, of the Plan’s total investments were invested in Citigroup common stock. The underlying value of the Company stock is subject to operational and market risks.

(8)	Party‑in‑Interest Transactions
Certain Plan investments are units of the Citigroup Common Stock Fund, which consists of common stock issued by the Company. The Plan’s investment in the Citigroup Common Stock Fund was $655.0 million and $685.1 million at December 31, 2014 and December 31, 2013, respectively.
The Plan held direct investments in the Company’s common stock of $7.7 million and $6.6 million, at December 31, 2014 and December 31, 2013, respectively. In 2014 and 2013, the Company paid $527,870 and $550,058, respectively, to the participants for dividends on common stocks held directly.
Certain Plan investments are units of the State Street Common Stock Fund, which consist of common stock issued by State Street Corporation. The Plan’s investment in State Street Common Stock Fund was $4.0 million and $5.0 million at December 31, 2014 and December 31, 2013, respectively. The Plan also held direct investments in State Street Corporation’s common stock of $4.7 million and $3.7 million at December 31, 2014 and 2013, respectively.
Certain Plan investments are shares of collective trust funds managed by State Street Corporation amounting to $5,078.1 million and $4,611.4 million at December 31, 2014 and December 31, 2013, respectively.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

At December 31, 2014 and 2013, the Plan held $28.3 million and $32.3 million, respectively, of the State Street Bank & Trust Co Short‑Term Investment Fund and State Street (US Dollar). At December 31, 2014 and 2013, the Plan also held $665,990 and $526,471, respectively, in State Street Bank & Trust Short-Term Investment Fund through synthetic GICs.
These transactions qualify as exempt party in‑interest transactions.

(9)	Tax Status
The Internal Revenue Service (the IRS) has determined and informed the Plan by a letter dated July 15, 2014 that the Plan and related trust are established in accordance with applicable sections of the Code and, therefore, the Plan qualifies as tax‑exempt under Section 401(a) of the Code. The Plan was amended and restated effective January 1, 2014. On January 30, 2015, the Plan filed an application with the IRS for a determination letter that the Plan, as amended and restated, meets the applicable requirements of the Code. Although the IRS has yet to issue a ruling on the amended and restated Plan, the Plan’s management and the Plan’s legal counsel believe that the Plan, as amended and restated, continues to be qualified as tax‑exempt and continues to operate in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes is included in the Plan’s financial statements.
The Plan’s management determined that certain amounts paid from the Plan, trust to a participant in connection with a settlement agreement between the Company and such participant should have been paid for by the Company. The Plan’s management determined that this transaction constituted a prohibited transaction under ERISA and the net result is that the Plan trust paid approximately $2,073 to the participant that should have been paid by the Company during 2012. This prohibited transaction was corrected on July 11, 2014 when the aggregate amount of the error plus interest was deposited in the Plan trust. During 2014, the Plan’s management filed Form 5330 with the IRS for excise taxes due for this error and took all other corrective action it deemed appropriate.
Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s management has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.
The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any open tax periods in progress. The Company believes the Plan is no longer subject to tax examination for years prior to 2011.

(10)	Plan Termination
Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, either full or partial, all amounts credited to the impacted participants’ accounts will become 100% vested and, therefore, will not be subject to forfeiture.

(11)	Pending Litigation
Between October 28 and December 8, 2011, five putative class actions were filed in the Southern District of New York asserting claims under ERISA - Geroulo v. Citigroup Inc., Ehrbar v. Citigroup Inc., Muehlgay v. Citigroup Inc., Winfield v. Citigroup Inc., and Goldstein v. Citigroup Inc. against the Company, the Plan’s administration and investment committee, and certain individuals alleged to have served as Plan fiduciaries. The Plan is not named as a defendant in these actions. These complaints assert similar claims under ERISA and are brought on behalf of all participants in the Citigroup 401(k) Plan and Citibuilder 401(k) Plan for

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Puerto Rico from November 2008 (November 3, 2008 in several of the complaints) through March 5, 2009. These complaints are similar to the ones brought in the fourth quarter of 2007, as discussed below, which the Second Circuit Court of Appeals upheld the dismissal of, in that they allege that it was imprudent to allow Plan assets to be invested in Company common stock due to the financial condition of the Company during this time period. In these most recent cases, however, the plaintiffs allege that the defendants knew or should have known that due to the deterioration of the Company’s financial condition during this time period, the Company was in financial distress. In December 2011, plaintiffs moved to consolidate these cases; briefing on the motions was coordinated and completed in January 2012. The consolidated complaint was filed on September 14, 2012 and alleges a class period of January 16, 2008 through March 5, 2009. Defendants’ motion to dismiss was filed on November 14, 2012. Rather than opposing the motion to dismiss, plaintiffs filed an amended complaint on January 11, 2013. Defendants filed a motion to dismiss on March 8, 2013, which was deemed withdrawn on March 5, 2014, without prejudice. The U.S. Supreme Court heard oral arguments in Fifth Third Bancorp v. John Dudenhoeffer, No. 12-751, on April 2, 2014, a case which involves allegations similar to those in this case. The U.S. Supreme Court decision in Dudenhoeffer was issued on June 25, 2014, pursuant to which plaintiffs filed a Third Consolidated Amendment Complaint reflecting this decision on July 30, 2014. In plaintiffs’ Third Consolidated Amended Complaint, plaintiffs primarily allege that defendants knew or should have known that it was imprudent to allow Plan assets to be invested in Company common stock due to the financial condition of the Applicant during a putative class period of January 16, 2008 through March 5, 2009. Defendants’ motion to dismiss that complaint was filed on September 22, 2014, and was fully briefed as of December 15, 2014. Oral argument on the motion was held on April 6, 2015. On May 13, 2015, the court dismissed the case with prejudice finding that the plaintiff’s claims were time-barred and that the compliant failed to state a claim under the Supreme Court’s decision in Dudenhoeffer.
In October 2007, a purported class action complaint was filed against the Company and the Plan administration and investment committees, alleging that defendants engaged in prohibited transactions and breached fiduciary duties under ERISA by allowing the investment of Plan assets in Citigroup affiliated mutual funds and the purchase of services from a Citigroup affiliated entity. The Plan is not named as a defendant in this action. The complaint was brought on behalf of all participants in the Citigroup 401(k) Plan from 2001 through 2007. On March 16, 2010, the Court dismissed the request to have this action certified as a class action and all claims raised in the complaint, other than the claim that the Citigroup affiliated mutual funds charged excessive fees. Although this claim was not dismissed, the only issue before the court is whether the statute of limitations has run with respect to this claim. On August 18, 2010, plaintiffs sought permission to amend their current complaint (the First Amended Complaint). On October 1, 2010, the Citigroup Plans Administrative Committee and the Citigroup 401(k) Plan Investment Committee moved for summary judgment against the First Amended Complaint on the grounds that plaintiffs’ claim was time barred. On October 22, 2010, the court stayed briefing on defendants’ motion for summary judgment pending a ruling on plaintiffs’ motion for leave to amend. On November 8, 2011, the court granted in part and denied in part plaintiffs’ motion for leave to amend. In accordance with that ruling, plaintiffs filed a Second Amended Complaint on November 15, 2011, alleging three counts: (1) that defendants breached their duty of prudence by failing to remove or replace certain funds affiliated with Citigroup entities; (2) that defendants breached their duty of prudence in connection with the selection of three Citigroup affiliated funds added to the Plan in 2003; and (3) that defendants breached their duty of prudence by approving a “mapping” from unaffiliated funds to affiliated funds in March 2003. No other claims were permitted. On January 10, 2012, defendants moved for summary judgment on all claims on the issue of whether the statute of limitations has run. That motion remains pending. On April 17, 2012, plaintiffs filed a motion to file a Third Amended Complaint. On April 30, 2012, defendants filed a motion in opposition and on May 9, 2012, plaintiffs filed a reply. On March 28, 2013, the court granted plaintiff’s motion to file the Third Amended Complaint, which was filed on April 8, 2013. The Third Amended Complaint alleges the same counts as the Second Amended Complaint, but names additional individual defendants covering the entire class period. Defendants filed their answer to the Third Amended Complaint on May 6, 2013. On June 19, 2013, the additional individual defendants agreed to waive service of the Third Amended

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Complaint and filed their Answer on August 12, 2013. On September 30, 2014 the Court denied defendants’ motion for summary judgment based on the timeliness of plaintiffs’ claims. On October 31, 2014, the Court, having considered the parties’ proposed discovery schedule, entered a scheduling order, pursuant to which, among other deadlines, fact discovery must be completed by June 30, 2015, plaintiffs’ motion for class certification was due on or before March 2, 2015, and expert reports are due 30 days following the entry of an order on the motion for class certification. On November 26, 2014, plaintiffs sent defendants their amended initial disclosures, and on November 28, 2014, defendants sent plaintiffs their amended initial disclosures. On February 24, 2015, the Court granted in part plaintiffs’ motion to compel and extended plaintiffs’ deadline for moving for class certification until April 17, 2015. Defendants’ opposition was due by May 22, 2015 and plaintiffs’ reply was due by June 5, 2015. On March 13, 2015, plaintiffs moved to amend their complaint for a fourth time to add additional defendants, additional plaintiffs, and additional claims. Defendants filed an opposition on March 25, 2015 and plaintiffs’ filed their reply on April 1, 2015. On April 6, 2015, defendants sent a letter to the Court requesting permission to file a short sur-reply. Discovery is ongoing. On April 3, 2015, plaintiffs noticed ten depositions that they intend to take prior to the June 30, 2015 fact discovery deadline. On April 24, 2015, plaintiffs filed a motion to compel on various discovery requests, defendants filed their opposition on May 4, 2015 and the judge issued a ruling in defendant’s favor on May 15, 2015. On May 26, 2015, defendants requested extension of the deadline to take depositions and to serve requests for admission and contention interrogatories until August 31, 2015 or sixty days after the court rules on plaintiffs’ motion to amend, whichever is later. On May 27, 2015, plaintiffs requested that the extension requested by defendants apply to all fact discovery. The requests for an extension of June 30, 2015 fact discovery deadline are pending.

(12)	Subsequent Events
The Plan’s management evaluated subsequent events through the date on which the financial statements were issued, and determined that no additional disclosures were required.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(13)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the years ended December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$11,589,473,539	$11,052,496,052
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	37,779,915	36,775,429
Net assets available for benefits per the Form 5500	$11,627,253,454	$11,089,271,481
Net increase in net assets available for benefits per the financial statements	$536,977,487	$1,656,120,384
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(36,775,429)	(78,899,457)
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	37,779,915	36,775,429
Net increase in net assets per Form 5500	$537,981,973	$1,613,996,356

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value

	Cash equivalents and short-term investments:
	Australian Dollar			59,916	$49,278	$49,033
	Blackrock Liquidity Funds			406,870,849	406,870,849	406,870,849
	Canadian Dollar			9,186	7,940	7,931
	Danish Krone			26,268	4,331	4,269
	Euro Currency			3,882	4,842	4,697
	Government Stif 10	0.01%		84,029,550	84,029,550	84,029,550
	Hong Kong Dollar			533,239	68,739	68,762
	Indian Rupee			1,417,213	22,373	22,452
	Kenyan Shilling			8,970	104	99
	Mexican Peso (New)			29,090	1,964	1,974
	New Taiwan Dollar			2,436,453	78,471	77,098
	New Zealand Dollar			10,963	8,506	8,568
	Pound Sterling			35,617	55,634	55,536
*	State Street (US Dollar)			12,989,439	12,989,439	12,989,439
*	State Street Bank & Trust Co Short Term Investment Fund	0.57%		15,270,503	15,270,503	15,270,503
	UAE Dirham			918,350	250,024	250,027
	US Dollar Overdrawn			(1,627,799)	(1,627,799)	(1,627,799)
	Total cash equivalents and short-term investments				518,084,748	518,082,988
	U.S. equities:
	Large cap companies:
	Altria Group Inc			94,901	2,537,251	4,675,791
	American Express Co			40,216	2,117,580	3,741,681

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value
	American International Group			79,633	3,175,042	4,460,262
	Ameriprise Financial Inc			34,029	1,770,834	4,500,305
	Anthem Inc			27,243	1,970,152	3,423,625
	Bank Of America Corp			347,672	6,603,340	6,219,857
	CA Inc			121,246	3,114,859	3,691,947
	Capital One Financial Corp			76,041	2,514,059	6,277,171
	Cardinal Health Inc			55,384	1,845,121	4,471,156
	Cigna Corp			28,540	1,124,296	2,937,078
*	Citigroup Inc			141,414	6,044,602	7,651,912
*	Citigroup Common Stock Fund			12,105,226	1,062,403,171	655,013,792
	Conocophillips			46,602	2,576,567	3,218,366
	Directv			31,434	2,375,107	2,725,346
	Discover Financial Services			59,076	1,186,235	3,868,910
	Emerson Electric Co			53,388	2,857,101	3,295,657
	Fifth Third Bancorp			167,749	2,031,698	3,417,883
	General Dynamics Corp			22,952	1,760,468	3,158,649
	Hanesbrands Inc			41,413	1,045,097	4,622,554
	Honeywell International Inc			27,443	1,443,385	2,742,061
	Intel Corp			121,446	3,803,512	4,407,268
	Johnson & Johnson			40,415	2,589,766	4,226,239
	Johnson Controls Inc			96,199	4,688,952	4,650,243
	Jpmorgan Chase & Co			89,313	3,671,488	5,589,211
	Medtronic Inc			73,546	2,794,116	5,310,026
	Merck & Co. Inc.			70,353	3,568,317	3,995,332

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value
	Microsoft Corp			98,294	2,045,379	4,565,768
	Occidental Petroleum Corp			35,526	2,165,404	2,863,722
	Oracle Corp			99,492	3,911,779	4,474,144
	Pfizer Inc			142,060	3,131,107	4,425,158
	Philip Morris International			38,819	2,231,188	3,161,787
	PNC Financial Services Group			44,407	2,234,228	4,051,255
	Public Service Enterprise Gp			61,272	2,199,331	2,537,263
	Raytheon Company			26,445	1,373,359	2,860,518
	Stanley Black & Decker Inc			48,798	2,999,534	4,688,498
*	State Street Corp			60,274	3,007,246	4,731,496
*	State Street Common Stock Fund			50,818	929,152	3,989,213
	Target Corp			65,463	3,767,607	4,969,295
	Texas Instruments Inc			84,922	2,452,260	4,540,368
	Unitedhealth Group Inc			32,831	1,491,898	3,318,914
	Verizon Communications Inc			86,927	3,660,518	4,066,447
	Wal Mart Stores Inc			55,983	4,096,621	4,807,805
	Wells Fargo & Co			109,670	3,533,021	6,012,134
	Total large cap companies				1,176,841,748	832,356,107
	Mid cap companies:
	ACI Worldwide Inc			192,837	3,921,060	3,889,517
	Alaska Air Group Inc			6,794	161,921	406,005
	American Eagle Outfitters			39,435	503,103	547,354
	Amsurg Corp			13,700	668,537	749,788
	Anixter International Inc			4,429	428,189	391,793

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Arris Group Inc			23,379	577,700	705,815
Asbury Automotive Group			4,021	223,593	305,305
Ascena Retail Group Inc			59,842	971,407	751,610
Aspen Technology Inc			28,674	1,054,303	1,004,177
Avery Dennison Corp			10,953	557,211	568,253
Belden Inc			11,749	888,602	925,899
Berry Plastics Group Inc			699	22,215	22,065
Bloomin Brands Inc			8,293	185,574	205,325
Booz Allen Hamilton Holdings			13,194	291,784	350,042
Bristow Group Inc			4,880	365,142	321,031
Cabot Corp			7,319	432,083	321,031
Centene Corp			6,394	395,073	664,047
Cit Group Inc			88,615	4,277,992	4,238,432
Colony Financial Inc REIT			6,598	139,168	157,167
Columbia Sportswear Co			1,499	56,266	66,750
Curtiss Wright Corp			30,003	1,877,782	2,117,925
Deluxe Corp			3,497	211,316	217,680
Dexcom Inc			4,196	218,854	231,004
Donaldson Co Inc			19,782	859,740	764,191
E Trade Financial Corp			80,831	924,530	1,960,551
Eaton Vance Corp			64,656	2,635,824	2,646,379
Enersys			45,024	3,042,064	2,778,867
Fair Isaac Corp			3,097	220,317	223,930
First American Financial			27,293	705,951	925,220

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
First Citizens Bcshs			1,806	424,092	456,636
First Niagara Financial Grp			275,324	2,707,426	2,320,979
FMC Corp			38,320	2,157,530	2,185,378
Graphic Packaging Holding Co			138,351	1,349,864	1,884,346
Group 1 Automotive Inc			7,140	461,933	639,853
Hanover Insurance Group Inc			9,061	405,098	646,224
Health Net Inc			12,888	416,683	689,920
Helix Energy Solutions Group			37,392	825,154	811,397
Hillenbrand Inc			12,741	399,868	439,551
Huntington Ingalls Industrie			9,386	713,355	1,055,506
Isis Pharmaceuticals Inc			5,395	318,017	333,098
Jetblue Airways Corp			9,791	121,987	155,289
Joy Global Inc			65,463	3,533,054	3,045,338
KAR Auction Services Inc			22,646	689,487	784,676
KBR Inc			137,013	4,304,888	2,322,374
Landstar System Inc			2,531	155,333	183,554
Lifepoint Hospitals Inc			5,874	306,085	422,381
Live Nation Entertainment In			20,395	426,178	532,508
Marriott Vacations World			10,990	585,099	819,208
Maximus Inc			20,014	956,764	1,097,574
Mens Wearhouse Inc/The			12,705	598,851	560,910
Mercadolibre Inc			9,191	1,055,929	1,173,398
MFA Financial Inc REIT			81,688	649,231	652,687
Microchip Technology Inc			97,895	2,786,039	4,416,048

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Minerals Technologies Inc			10,348	769,829	718,651
Molina Healthcare Inc			10,990	438,697	588,304
MSCI Inc			35,114	1,582,572	1,665,790
Nasdaq Omx Group/The			29,238	1,160,028	1,402,248
Nationstar Mortgage Holdings			15,091	484,924	425,402
Navient Corp			244,688	3,595,913	5,287,704
New York Community Bancorp			204,672	2,920,085	3,274,746
NU Skin Enterprises Inc			7,914	526,718	345,839
NU Skin Enterprises Inc A			96,999	5,726,288	4,238,870
Nuvasive Inc			1,499	57,567	70,677
NVR Inc			3,622	3,776,485	4,619,778
Omnicare Inc			77,238	2,451,824	5,632,992
Owens & Minor Inc			14,277	499,381	501,274
Owens Corning			121,047	4,679,368	4,334,680
Papa John S Intl Inc			2,798	123,893	156,101
Parexel International Corp			24,100	1,222,126	1,339,022
Penske Automotive Group Inc			16,485	687,141	808,932
People S United Financial			219,940	2,641,881	3,338,684
Pilgrim S Pride Corp			20,582	303,759	674,871
PNM Resources Inc			18,705	515,088	554,238
Proassurance Corp			11,181	529,522	504,823
PTC Inc			1,199	36,056	43,941
Radian Group Inc			19,551	276,784	326,885
Receptos Inc			3,697	382,459	452,882

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Rockwood Holdings Inc			4,990	221,921	393,177
Rovi Corp			109,721	2,508,663	2,478,596
Sabre Corp			79,299	1,525,365	1,607,394
Science Applications Inte			17,384	885,796	861,053
Sensient Technologies Corp			2,620	144,996	158,070
Skechers Usa Inc			10,995	491,248	607,483
SLM Corp			446,865	3,975,031	4,553,551
Spirit Aerosystems Hold			90,710	3,419,574	3,904,164
SPX Corp			46,004	3,276,311	3,952,639
Ss+C Technologies Holdings			10,391	481,566	607,753
Stancorp Financial Group			4,067	256,693	284,146
Strategic Hotels & Resorts I REIT			21,681	281,304	286,835
Steelcase Inc			7,593	125,599	136,298
SVB Financial Group			2,290	261,685	265,795
Symetra Financial Corp			27,200	548,628	626,953
Synnex Corp			16,085	872,182	1,257,174
Take Two Interactive Softwre			53,322	1,044,743	1,494,626
Tempur Sealy International I			10,030	496,149	550,749
Teradyne Inc			16,176	307,292	320,114
Terex Corp			16,718	705,455	466,100
Thor Industries Inc			16,988	1,055,566	949,110
Triquint Semiconductor Inc			10,563	142,704	290,999
Tupperware Brands Corp			12,577	1,028,074	792,336
Two Harbors Investment Corp REIT			74,819	763,802	749,688

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Washington Federal Inc			21,867	480,307	484,364
Wesco International Inc			6,486	561,765	494,314
West Corp			4,396	108,871	145,070
Western Refining Inc			21,148	881,259	798,975
Woodward Inc			11,499	546,209	566,082
World Fuel Services Corp			32,169	1,435,937	1,509,703
Total mid cap companies				117,388,329	128,986,631
Small cap companies:
1 800 Flowers.Com Inc			12,189	94,130	100,439
Abercrombie & Fitch Co			22,139	794,530	634,067
ABM Industries Inc			14,701	402,914	421,180
Abraxas Petroleum Corp			40,264	216,159	118,376
Achillion Pharmaceuticals			17,984	227,900	220,303
Acorda Therapeutics Inc			8,093	288,743	330,751
Actuant Corp			52,827	1,621,940	1,439,002
Adamas Pharmaceuticals Inc			4,696	79,569	81,566
Advanced Energy Industries			10,291	196,470	243,892
Aegion Corp			20,151	489,083	375,010
Aemetis Inc			3,797	26,579	21,982
American Capital Mortgage In REIT			8,404	163,182	158,341
American Residential Propert REIT			20,556	372,008	361,162
American States Water Co			20,282	671,673	763,815
American Woodmark Corp			14,087	542,112	569,695
Amicus Therapeutics Inc			7,293	61,979	60,682

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Andersons Inc/The			1,599	102,222	84,948
Anworth Mortgage Asset Corp REIT			36,506	199,414	191,658
Apollo Investment Corp			10,755	87,609	79,805
Arcbest Corp			11,490	461,771	532,779
Arena Pharmaceuticals Inc			92,917	387,042	322,422
Ares Commercial Real Estate REIT			30,834	408,218	353,979
Argan Inc			22,680	691,288	762,946
Argos Therapeutics Inc			5,045	45,320	50,455
Aruba Networks Inc			13,388	284,503	243,395
Avid Technology Inc			6,095	85,698	86,604
Bassett Furniture Inds			11,405	197,182	222,508
Benchmark Electronics Inc			30,631	717,217	779,243
Biodelivery Sciences Intl			10,091	145,493	121,294
Biospecifics Technologies			4,496	139,754	173,635
Blackhawk Network Hd B			799	30,101	30,125
Blount International Inc			49,256	704,484	865,428
Blucora Inc			29,074	618,742	402,675
Boise Cascade Co			18,883	574,706	701,508
Brady Corporation			14,431	375,592	394,546
Brink S Co/The			19,519	501,045	476,448
Broadwind Energy Inc			22,749	169,290	122,615
CAC Maine Foods Inc			18,483	665,165	721,410
California Resources Corp			14,210	84,779	78,299
Cambrex Corp			10,458	224,053	226,095

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Cardiovascular Systems Inc			7,079	196,125	212,927
Cascade Microtech Inc			25,477	333,746	372,222
Cato Corp			10,990	360,587	463,566
Cavco Industries Inc			8,890	666,230	704,715
Celldex Therapeutics Inc			15,386	275,496	280,799
Central Garden And Pet Co A			8,792	69,322	83,965
Chatham Lodging Trust REIT			16,668	369,802	482,875
Chemed Corp			10,361	858,924	1,094,820
Cirrus Logic Inc			5,295	109,682	124,809
Clearwater Paper Corp			3,297	210,773	226,013
Cloud Peak Energy Inc			24,122	442,476	221,444
Clovis Oncology Inc			6,694	327,703	374,865
Coherent Inc			4,290	275,302	260,499
Columbia Banking System Inc			16,988	335,437	469,034
Constant Contact Inc			8,692	241,785	319,005
Contango Oil & Gas			3,163	151,431	92,491
Core Mark Holding Co Inc			899	55,734	55,687
CRA International Inc			4,641	109,077	140,711
Ctpartners Executive Search			2,698	40,215	40,976
Cubic Corp			7,647	378,693	402,547
Cyberonics Inc			1,698	91,170	94,571
Cyrusone Inc REIT			29,174	656,752	803,742
CYS Investments Inc REIT			62,170	547,248	542,126
Cytokinetics Inc			23,636	104,393	189,323

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Demand Media Inc			8,892	81,489	54,419
Dice Holdings Inc			68,739	631,137	688,073
Drew Industries Inc			13,488	649,643	688,829
Dynavax Technologies Corp			8,592	131,316	144,867
Eagle Pharmaceuticals Inc			5,195	65,209	80,528
Ebix Inc			16,585	281,344	281,782
Echo Global Logistics Inc			2,698	71,013	78,770
El Pollo Loco Holdings Inc			35,368	1,045,980	706,307
Electro Rent Corp			3,996	66,851	56,110
Endocyte Inc			60,722	464,879	381,940
Enteromedics Inc			22,246	—	—
Epizyme Inc			9,292	264,452	175,334
Exactech Inc			7,903	170,549	186,272
Exlservice Holdings Inc			15,186	405,314	436,002
Exponent Inc			6,907	505,230	569,813
Fairchild Semiconductor Inte			281,012	3,621,249	4,743,479
Federal Signal Corp			11,690	161,022	180,487
Fifth Street Finance Corp			33,254	313,313	266,367
Finish Line/The			43,613	1,102,254	1,060,233
FMSA Holdings Inc			139,308	2,156,979	964,014
Forestar Group Inc			14,487	238,444	223,101
Forum Energy Technologies Inc			12,093	359,702	250,692
Forward Air Corp			23,307	1,047,327	1,173,982
FTD Cos Inc			11,837	376,432	412,179
*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
FTI Consulting Inc			10,069	336,084	388,966
G & K Services Inc			4,789	278,955	339,281
Global Cash Access Holdings			70,037	608,672	500,768
Globe Specialty Metals Inc			22,408	447,213	386,089
Gran Tierra Energy Inc			138,576	792,535	533,518
Granite Construction Inc			12,109	470,265	460,391
Green Plains Renewable Energ			24,578	838,045	609,044
Habit Restaurants Inc/The A			12,405	491,880	401,299
Handy & Harman Ltd			1,599	38,557	73,582
Hanger Inc			13,375	457,349	292,914
Hatteras Financial Corp REIT			26,116	511,383	481,312
Heidrick & Struggles Intl			11,568	233,189	266,635
Higher One Holdings Inc			20,781	132,506	87,490
ICF International Inc			325	11,305	13,307
Iconix Brand Group Inc			14,059	469,710	475,068
ICU Medical Inc			8,892	662,675	728,259
IDT Corp			12,831	201,165	260,588
Immune Design Corp			4,641	113,979	142,845
Immunogen Inc			38,145	247,404	232,684
Infinity Pharmaceuticals Inc			27,375	372,756	462,356
Infinity Property & Casualty			3,344	220,637	258,358
Infoblox Inc			5,195	97,420	104,998
Innospec Inc			2,997	131,497	127,986
Insight Enterprises Inc			41,102	1,103,836	1,064,138

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Insperity Inc Wd			53,037	1,790,293	1,797,411
Integra Lifesciences Holding			8,494	392,586	460,652
Inteliquent Inc			43,816	288,658	860,105
Intersect Ent Inc			3,851	71,142	71,428
Intl Speedway Corp			11,658	374,865	368,963
Investors Real Estate Trust REIT			46,022	394,719	375,999
John B. Sanfilippo & Son Inc			7,593	343,709	345,491
Johnson Outdoors Inc			1,998	53,046	62,344
Kadant Inc			7,885	302,883	336,609
Kindred Healthcare Inc			24,400	604,816	443,596
KMG Chemicals Inc			26,178	388,479	523,552
Knoll Inc			13,826	260,677	292,689
Korn/Ferry International			12,035	355,441	346,134
Kulicke & Soffa Industries			51,954	551,095	751,249
Lands End Inc			1,998	99,852	107,824
Lannett Co Inc			8,608	370,928	369,124
Liberty Tripadvisor Hdg			1,399	42,518	37,626
Lindsay Corp			12,181	982,676	1,044,409
Logmein Inc			10,690	457,511	527,467
LSB Industries Inc			7,590	292,509	238,636
Lydall Inc			14,610	404,821	479,498
Marcus Corporation			9,791	133,521	181,236
Marinemax Inc			31,772	554,333	637,021
Matthews Intl Corp			3,163	133,071	153,952

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Medassets Inc			23,879	430,346	471,842
Meridian Bancorp Inc			14,612	165,513	163,946
Meritor Inc			14,787	208,285	224,020
Methode Electronics Inc			6,994	268,957	255,342
Microstrategy Inc			599	96,185	97,353
Momenta Pharmaceuticals Inc			31,072	359,939	374,110
Monotype Imaging Holdings In			11,290	314,192	325,488
MRC Global Inc			20,603	539,905	312,129
Mueller Industries Inc			5,323	158,896	181,736
Mueller Water Products Inc			36,368	364,759	372,403
Multi Color Corp			1,599	87,473	88,593
Natus Medical Inc			20,082	543,135	723,757
Navigant Consulting Inc			140,884	2,441,144	2,165,389
Navigators Group Inc			39,703	2,501,638	2,911,783
Neff Corp			1,898	21,596	21,394
Nektar Therapeutics			29,474	392,943	456,842
Nelnet Inc			20,132	634,130	932,716
Net 1 Ueps Technologies Inc			10,890	123,905	124,149
Netgear Inc			8,675	280,043	308,665
Netscout Systems Inc			15,186	614,247	554,912
New Senior Investment Group REIT			23,879	400,987	392,804
Ocular Therapeutix Inc			3,697	84,309	86,946
Omnicell Inc			26,499	686,890	877,657
Omnivision Technologies Inc			17,384	344,920	451,996

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
OSI Systems Inc			3,597	249,945	254,545
Outerwall Inc			6,294	426,566	473,463
Overstock.Com Inc			13,188	308,073	320,078
Pacific Biosciences Of Calif			29,174	199,056	228,724
Pacific Ethanol Inc			19,383	309,095	200,223
Papa Murphy S Holdings Inc			4,896	46,275	56,887
Park Ohio Holdings Corp			1,396	63,108	87,974
Parsley Energy Inc			27,886	547,375	445,062
PDL Biopharma Inc			93,017	785,602	717,160
Pegasystems Inc			12,389	208,600	257,318
Pericom Semiconductor Corp			20,282	251,467	274,617
PHH Corp			29,264	723,981	701,162
Piper Jaffray Cos			2,997	148,679	174,114
Polycom Inc			13,688	158,361	184,785
Premiere Global Services Inc			3,097	38,708	32,893
Progress Software Corp			28,475	727,157	769,382
PTC Therapeutics Inc			1,199	49,195	62,069
QTS Realty Trust Inc REIT			23,765	652,939	804,200
RCS Capital Corp			26,139	416,804	319,937
Regulus Therapeutics Inc			5,095	82,839	81,731
Rent A Center Inc			14,006	370,286	508,715
Rex American Resources Corp			12,481	500,002	773,438
Rigel Pharmaceuticals Inc			23,079	93,630	52,390
Rosetta Resources Inc			8,584	410,912	191,516

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
RPS Corp			17,584	270,430	242,311
RPX Corp			29,819	496,755	410,911
Ruth S Hospitality Group Inc			17,285	220,590	259,268
Safety Insurance Group Inc			20,516	1,107,518	1,313,208
Sage Therapeutics Inc			5,695	213,937	208,434
Sanderson Farms Inc			10,291	902,706	864,685
Sangamo Biosciences Inc			10,391	129,407	158,043
Sanmina Corp			25,078	337,610	590,076
Saul Centers Inc REIT			7,510	368,884	429,513
Schweitzer Mauduit Intl Inc			6,462	277,454	273,352
Sciclone Pharmaceuticals Inc			55,251	422,330	483,996
Seaworld Entertainment Inc			205,670	4,744,095	3,681,484
Select Comfort Corporation			32,571	831,595	880,391
Select Medical Holdings Corp			43,879	627,037	631,855
Shenandoah Telecommunication			2,298	68,937	71,811
Silver Bay Realty Trust Corp REIT			12,110	180,384	200,545
SL Inds Inc			5,386	240,857	210,061
Sorrento Therapeutics Inc			6,694	36,959	67,409
Spark Energy Inc			9,492	135,566	133,735
Spok Holdings Inc			6,694	99,930	116,208
Stamps.Com Inc			9,192	360,699	441,114
Standex International Corp			5,095	377,380	393,674
Stock Building Supply Holding			20,298	393,826	310,963
Strayer Education Inc			3,197	155,549	237,484

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Supreme Inds Inc			9,492	77,972	67,010
Sykes Enterprises Inc			41,562	809,869	975,457
Symmetry Surgical Inc			5,354	34,485	41,709
Techtarget			13,997	133,934	159,151
Teletech Holdings Inc			6,055	148,055	143,373
Tessera Technologies Inc			6,594	224,992	235,805
Tetra Tech Inc			15,387	384,081	410,840
Thoratec Corp			10,782	281,375	349,996
Tower International Inc			25,178	530,159	643,285
Townsquare Media Inc			3,497	42,268	46,159
Triple S Management Corp B			16,318	267,988	390,173
U S Energy Corp			12,689	59,282	18,779
Ultragenyx Pharmaceutical In			6,394	275,925	280,581
United Online Inc When Issue			36,387	422,767	529,438
Universal Corp/Va			8,314	442,293	365,631
Universal Electronics Inc			2,698	166,307	175,424
Universal Insurance Holdings			17,633	216,935	360,600
Universal Technical Institut			93,632	1,286,973	921,342
Usana Health Sciences Inc			1,199	121,128	122,998
Vasco Data Security Intl			25,677	337,481	724,350
Vectrus Inc			11,190	293,776	306,606
Village Super Market			2,812	69,518	76,978
Vince Holding Corp			1,798	55,493	47,010
Virtus Investment Partners			14,944	2,605,853	2,547,742

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Vonage Holdings Corp			4,396	19,790	16,749
Walker & Dunlop Inc			42,143	685,234	739,194
Web.Com Group Inc			14,287	404,790	271,315
Weis Markets Inc			2,997	122,817	143,332
Willis Lease Finance Corp			16,710	381,427	365,950
Zagg Inc			68,134	366,796	462,631
Total small cap companies				98,585,246	100,685,780
Total U.S. equities				1,392,815,323	1,062,028,518
Non-U.S. equities:
3I Group Plc			107,189	667,923	752,440
500.Com Ltd			16,367	516,501	283,969
58.Com Inc			16,567	629,267	688,344
Aalberts Industries Nv			17,333	449,464	514,595
Abcam Plc			100,996	666,745	733,458
Acerinox			53,455	813,466	808,869
Adani Ports And Special Econ			57,512	276,237	291,560
Advanced Info Service			50,828	362,683	387,776
Advantech Co Ltd			18,627	105,386	138,221
Afreecatv Co Ltd			25,414	791,003	618,494
Aimia Inc			24,251	363,874	305,900
AIN Pharmaciez Inc			15,668	358,794	450,862
Air Arabia Pjsc			1,998,364	757,620	816,103
Air China Ltd H			426,556	355,551	343,781
AIR Water Inc			40,918	611,448	653,889

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Airports Of Thailand Pcl			64,382	500,334	551,846
Aixtron Se			43,287	648,345	490,793
Ajisen China Holdings Ltd			1,025,933	811,805	781,867
Albioma			13,617	336,408	271,701
Alfa S.A.B. A			232,051	692,989	519,054
Alibaba Group Holding			8,743	778,097	908,789
Alpha & Omega Semiconductor			11,805	113,651	104,478
Amadeus It Holding			15,940	588,554	638,145
Ambev			234,151	1,629,824	1,456,420
Ambu A/S B			38,383	679,179	929,355
Apollo Hospitals Enterprise			11,394	166,770	203,799
Applus Services			7,738	91,282	85,679
Argo Group International			7,623	362,695	422,858
Ashikaga Holdings Co Ltd			66,765	263,941	271,194
Ashmore Group Plc			470,600	2,968,529	2,062,034
Aspen Pharmacare Holdings Lt			17,517	471,999	614,740
Astra International Tbk Pt			654,883	439,651	392,612
Autohome Inc			11,976	485,420	435,443
Avanza Bank Holding Ab			18,660	627,197	615,001
Aveva Group Plc			18,649	464,197	382,099
AVG Technologies			28,827	440,059	569,050
Axis Bank Ltd			44,932	352,150	357,191
Axis Capital Holdings Ltd			42,812	2,089,599	2,187,252
Baidu Inc			4,624	793,030	1,054,211

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Baidu Inc			2,295	505,368	523,277
Banca Generali Spa			24,671	657,193	688,123
Banco Santander Chile			13,009	342,506	256,537
Bank Muscat Saog			26,833	214,179	174,414
Bank Of The Ryukyus Ltd			36,127	577,417	513,456
Bank Rakyat Indonesia Perser			1,266,688	834,832	1,191,515
Baron De Ley			3,199	302,254	290,281
BB Seguridade Participacoes			83,493	751,309	1,010,136
BEC World Pcl			219,957	317,852	340,966
Beijing Enterprises			512,266	246,726	348,123
Bidvest Group Ltd			14,439	363,582	379,277
Binggrae Co Ltd			10,214	854,639	700,693
Biomerieux			3,315	342,177	343,963
BP Plc Spons			74,045	3,352,106	2,822,596
BR Malls Participacoes			108,217	904,033	668,878
Brenntag Ag			13,435	650,639	756,110
BRF			19,235	485,584	459,055
Brilliance China Automotive			394,664	697,846	631,067
BT Investment Management Ltd			147,615	790,134	810,570
Bursa Malaysia Bhd			175,247	433,979	405,977
Byggmax Group Ab			45,545	293,924	306,903
Carbures Europe			35,226	242,294	226,766
Carnival Corp			109,371	4,175,773	4,957,791
CCCR			100,034	838,562	579,914

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Cemex Sab Cpo Unit			690,263	918,774	705,260
Central Pattana Pub Co			375,991	528,921	519,987
Cetip Mercados Organizado			12,956	183,271	156,944
China Cnr Corp Ltd H			1,331,990	1,084,299	1,906,560
China Everbright Intl Ltd			123,582	183,319	185,495
China Gas Holdings Ltd			378,718	759,963	600,686
China Huiyuan Juice Group			256,483	110,593	95,914
China Merchants Bank H			552,629	1,170,700	1,386,765
China Vanke Co Ltd H			460,441	959,094	1,024,805
Cimc Enric Holdings Ltd			159,460	221,881	126,666
Citic Securities Co Ltd H			49,831	195,527	187,634
CJ Cheiljedang Corp			1,579	574,391	440,256
Cnooc Ltd			824,209	1,377,343	1,109,595
Cochlear Ltd			8,885	527,941	564,966
Computer Modelling Group Ltd			22,954	238,531	236,622
Convenience Retail Asia Ltd			888,210	608,199	573,826
Copa Holdings			3,499	353,101	362,652
Coway Co Ltd			3,419	239,823	261,944
CPMC Holdings Ltd			376,242	299,327	206,682
CPN Retail Growth Leasehold Unit L			1,101,880	542,508	539,218
Credicorp Ltd			6,595	968,111	1,056,334
Credit Saison Co Ltd			18,263	356,629	344,106
Credito Real Sab De Cv			135,046	382,951	289,337
CRH Plc Sponsored			174,834	3,756,248	4,197,766

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
CTS Eventim Ag & Co Kgaa			18,718	524,891	554,926
D Ieteren			12,997	508,950	460,716
Daiichikosho Co Ltd			22,355	595,525	607,841
Damac Real Estate Gdr			10,247	126,405	164,469
DCC Plc			11,194	616,848	620,174
Delphi Automotive Plc			67,060	2,891,074	4,876,577
Descartes Systems Grp/The			21,457	301,970	319,559
Diana Shipping Inc			19,519	228,572	130,970
Direct Line Insurance Group			103,609	503,072	470,603
Discovery Ltd			19,846	141,516	191,103
Dixons Carphone Plc			172,624	1,026,327	1,244,615
DKSH Holding Ltd			8,289	610,276	634,013
Dominion Diamond Corp			31,437	432,141	566,443
Domino Printing Sciences Plc			56,837	560,829	584,917
DP World Ltd			19,043	359,082	399,893
Dragon Oil Plc			34,885	334,347	292,369
Dubai Islamic Bank			138,415	302,641	260,023
Dufry Ag Reg			3,540	534,660	530,811
E.Sun Financial Holding Co			302,109	168,632	187,850
Eaton Corp Plc			48,598	2,535,506	3,302,739
Ebiquity Plc			161,231	309,083	292,881
Edenred			18,998	470,833	527,694
Elekta Ab B Shs			37,562	370,823	382,425
Emaar Malls Group Pjsc			436,125	372,941	318,218

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Emaar Properties Pjsc			245,928	647,451	486,098
ENN Energy Holdings Ltd			93,683	609,916	531,544
Essent Group Ltd			8,786	176,066	225,892
Eurofins Scientific			3,743	963,312	960,538
Everest Re Group Ltd			13,506	2,100,628	2,300,060
Exova Group Plc			225,083	618,883	561,538
Fagron			14,519	706,204	609,975
Fibra Uno Administracion Sa REIT			158,266	488,666	467,076
First Gulf Bank			78,515	249,610	363,397
Firstrand Ltd			283,526	1,063,273	1,239,366
Fisher & Paykel Healthcare C			189,011	759,388	923,319
Flybe Group Plc			339,609	669,931	587,784
FP Corp			15,868	438,421	512,854
Fresh Del Monte Produce			7,319	195,535	245,568
Fubon Financial Holding Co			870,403	1,144,393	1,396,412
Fufeng Group Ltd			1,270,440	605,026	550,453
Fujitec Co Ltd			42,614	434,212	457,081
Fujitsu General Ltd			69,859	891,882	678,811
Genpact Ltd			63,031	1,059,037	1,193,171
Global Indemnity PLC			9,670	260,786	274,348
Globe Telecom Inc			8,084	299,235	312,632
Grifols			15,941	650,131	638,860
Grifols B Preference			3,600	127,843	122,182
Grupo Financiero Inbursa			64,781	195,537	168,195

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Grupo Lala Sab De Cv			131,635	323,586	254,701
GS Retail Co Ltd			19,819	474,911	462,502
Haier Electronics Group Co			68,070	79,324	162,738
Haitian International Hldgs			80,070	79,136	169,332
Harvey Norman Holdings Ltd			135,002	420,482	371,209
Hays Plc			298,211	572,804	677,019
HCL Technologies Ltd			28,740	458,595	730,302
HDFC Bank Limited			106,837	1,191,344	1,609,435
Hero Motocorp Ltd			8,018	347,603	393,764
Hero Supermarket Tbk Pt			640,310	131,534	123,047
Hikari Tsushin Inc			12,275	860,339	753,542
Hongkong & Shanghai Hotels			275,944	403,965	409,209
Housing Development Finance			62,083	957,178	1,114,289
Huaneng Renewables Corp H			526,286	244,637	170,342
Huntsworth Plc			307,072	245,656	234,613
Icon Plc			6,416	284,801	327,165
IMCD Group Nv			16,083	463,447	548,793
Indusind Bank Ltd			40,638	301,606	516,329
Indutrade Ab			6,789	254,527	270,593
Infraestructura Energetica N			45,944	235,658	229,414
Intelsat			15,786	299,189	274,043
Intercorp Financial Ser Inc			5,907	208,152	179,573
Intermediate Capital Group			77,218	494,883	553,973
Intl Container Term Svcs Inc			66,555	153,792	171,101

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Investec Plc			107,992	912,823	911,816
IP Group Plc			118,450	399,700	378,622
IQU Plc			2,065,480	545,397	571,656
Islamic Arab Insurance Com			802,783	167,117	116,931
Itau Unibanco Holding S Pref Preference			76,472	1,012,499	995,385
ITC Ltd			63,411	328,691	370,387
Ituran Location And Control			75,618	1,650,019	1,663,605
Jasa Marga (Persero) Tbk Pt			314,934	165,658	179,272
Jazztel Plc			60,285	979,209	915,489
Jin Co Ltd			4,790	111,239	120,463
Jumbo Sa			15,152	218,586	155,292
Jupiter Fund Management			152,465	889,134	867,479
Kakaku.Com Inc			21,557	312,329	313,024
Kalbe Farma Tbk Pt			1,784,956	195,948	263,744
Kasikornbank Pcl			95,477	652,623	664,564
Kendrion Nv			16,438	462,830	430,036
KOC Holding As			138,157	703,998	732,820
Koito Manufacturing Co Ltd			21,357	583,605	659,974
Korean Reinsurance Co			38,225	401,073	375,590
Kroton Educacional			51,294	202,574	299,098
Laboratorios Farmaceuticos R			36,774	392,506	458,332
Ladbrokes Plc			136,111	284,831	234,515
Largan Precision Co Ltd			2,990	126,779	226,592
Larsen & Toubro Ltd			12,432	360,509	294,242

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Lenovo Group Ltd			747,222	984,543	988,607
LG Household & Health Care			625	364,996	354,185
Life Healthcare Group Holdin			91,710	282,915	338,977
Lindab International Ab			25,930	219,120	217,289
LS Industrial Systems			6,143	344,351	334,194
Lupin Ltd			35,889	465,489	812,456
Luxoft Holding Inc			10,579	394,804	407,385
Luye Pharma Group Ltd			144,012	162,701	185,521
Mabuchi Motor Co Ltd			8,583	377,301	344,325
Magnit Ojsc Spon			16,743	1,063,124	760,146
Mahindra & Mahindra Ltd			8,984	155,080	175,765
Maiden Holdings Ltd			46,173	574,628	590,549
Mail.Ru Group			26,911	824,943	438,648
Mail.Ru Group Ltd			1,245	42,698	35,016
Major Cineplex Group			915,954	665,706	772,575
Maruti Suzuki India Ltd			9,849	342,161	519,125
Mayora Indah Pt			268,459	672,594	453,031
Mediatek Inc			24,916	346,887	364,250
Mersen (Ex Carbon Lorraine)			25,608	641,057	623,467
Message Co Ltd			18,064	625,833	497,937
Minth Group Ltd			331,332	649,878	687,886
Miraca Holdings Inc			9,880	413,474	429,336
Moncler Spa			28,834	405,088	387,982
Montpelier Re Holdings Ltd			45,145	1,316,667	1,617,082

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Mr Price Group Ltd			11,747	173,241	238,625
MTN Group Ltd			35,816	698,735	685,464
Multiplus			26,646	313,401	320,774
Musashi Seimitsu Industry Co			33,932	669,376	650,926
Nabtesco Corp			16,068	383,885	393,868
Nakanishi Inc			14,770	541,709	629,517
Naspers Ltd N Shs			13,441	989,638	1,760,386
Naver Corp			467	183,973	302,780
Netease Inc			5,774	529,714	572,479
NHK Spring Co Ltd			59,879	592,242	527,400
Nibe Industrier Ab B Shs			14,443	366,845	370,655
Nihon Parkerizing Co Ltd			19,960	460,654	460,143
Nikkiso Co Ltd			45,608	509,349	426,048
Nippon Ceramic Co Ltd			9,581	137,453	142,877
Nippon Kayaku Co Ltd			30,938	377,982	389,124
Nippon Seiki Co Ltd			40,918	913,264	933,396
Nippon Soda Co Ltd			93,811	474,032	521,107
Nissan Chemical Industries			27,445	488,019	503,593
Norma Group Se			30,885	1,322,389	1,481,431
Novatek Microelectronics Corp			59,798	253,938	336,813
Obara Group Inc			23,852	844,343	1,070,298
Oil Search Ltd			92,306	627,191	596,003
Oiles Corp			17,764	345,540	304,627
Open Text Corp			10,678	588,815	623,330

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Opera Software Asa			49,702	694,038	629,762
Orthofix International Nv			25,577	791,452	768,849
Oxford Instruments Plc			36,374	595,864	723,125
Pacific Textiles Holdings			1,169,643	1,424,536	1,550,505
Paddy Power Plc			5,840	415,181	486,985
Partners Group Holding Ag			2,750	729,560	801,346
Paypoint Plc			58,023	940,957	814,252
Pegasus Hava Tasimaciligi As			12,398	183,964	175,808
Petra Diamonds Ltd			89,786	273,734	271,598
Pfeiffer Vacuum Technology			5,901	483,828	489,848
Ping An Insurance Group Co H			168,430	1,374,878	1,715,823
Platinum Underwriters Hldgs			12,380	777,616	908,935
Playtech Plc			67,936	777,398	729,853
Polypipe Group Plc			100,494	401,417	388,602
Press Kogyo Co Ltd			180,636	754,558	649,353
Promotora Y Operadora De Inf			25,514	345,141	307,934
Prothena Corp Plc			18,983	396,791	394,088
Pure Technologies Ltd			15,169	108,130	96,786
Qatar National Bank			6,149	287,105	359,526
Qualicorp			15,547	183,843	162,597
Rapala Vmc Oyj			39,520	269,748	225,240
Rathbone Brothers Plc			10,245	322,627	326,850
Rohto Pharmaceutical Co Ltd			35,928	479,661	450,987
Round One Corp			51,097	312,495	300,032

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Royal Caribbean Cruises Ltd			50,694	1,486,774	4,178,698
S.A.C.I. Falabella			74,295	655,660	498,649
SAI Global Ltd			495,338	1,699,061	1,621,441
SAIS Global Ltd			92,160	328,629	301,678
Samsonite International			172,453	553,700	511,474
Samsung Electronics Co Ltd			2,234	2,453,867	2,697,625
Samsung Fire & Marine Ins			4,742	1,291,020	1,218,759
Sanitec Oyj			40,409	379,254	499,413
Sankyo Tateyama Inc			29,540	568,515	545,992
Sanlam Ltd			28,551	183,132	172,758
Sanofi			91,209	3,964,846	4,160,047
Sanwa Holdings Corp			67,264	480,596	473,508
Sartorius Ag Vorzug Preference			4,248	494,095	520,509
Sasol Ltd			29,338	1,549,255	1,093,016
Seadrill Ltd			101,188	3,285,477	1,208,187
Seven Generations Energy A			19,062	349,684	287,837
SFS Group Ag			7,975	565,861	634,848
Shanghai Fosun Pharmaceuti H			66,276	214,036	237,161
Sihuan Pharmaceutical Hldgs			260,119	156,146	175,093
Sims Metal Management Ltd			22,751	225,858	223,979
Sinopharm Group Co H			86,906	335,734	308,182
SK Hynix Inc			49,821	2,275,697	2,164,370
Skylark Co Ltd			52,893	531,997	533,368
Stabilus			17,325	519,578	534,273

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Summarecon Agung Tbk Pt			3,157,038	314,935	387,461
Sun Pharmaceutical Indus			78,953	617,607	1,034,399
Sunny Optical Tech			251,493	405,373	433,919
Surya Citra Media Pt Tbk			1,536,703	486,261	434,272
Taiwan Semiconductor			81,873	1,570,672	1,832,313
Takkt Ag			31,986	542,169	526,763
Tata Consultancy Svcs Ltd			35,407	1,285,860	1,438,217
Tata Motors Ltd			134,309	764,495	1,053,877
Tav Havalimanlari Holding As			21,180	185,656	173,048
Tecan Group Ag Reg			4,685	508,514	532,738
Tech Mahindra Ltd			9,298	283,172	381,976
Ted Baker Plc			22,797	695,108	789,484
Temp Holdings Co Ltd			27,944	844,570	886,824
Tencent Holdings Ltd			91,121	961,346	1,321,896
Teva Pharmaceutical			77,737	3,309,963	4,470,671
Thai Beverage Pcl			377,721	192,438	196,685
Thai Union Frozen Prod			69,365	182,297	190,807
Theravance Biopharma Inc			4,396	61,562	65,589
Third Point Reinsurance Ltd			18,483	272,851	267,826
Thule Group Ab/The			27,042	300,284	309,164
Tokyo Tatemono Co Ltd			56,885	460,163	417,999
Tom Tailor Holding Ag			21,853	384,367	316,260
Toshiba Tec Corp			110,777	717,584	768,725
Totvs			15,768	233,209	207,617

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Towngas China Co Ltd			371,252	399,569	377,243
Travelsky Technology Ltd H			77,843	82,066	84,118
Trinity Ltd			433,127	119,855	81,545
Turkiye Garanti Bankasi			422,626	1,588,177	1,702,978
UACJ Corp			236,523	839,429	615,499
Ultrapar Participacoes			22,658	518,655	438,556
Ultratech Cement Ltd			7,959	370,109	337,288
Unipres Corp			15,968	310,638	263,966
Universal Robina Corp			75,962	170,254	332,834
Ushio Inc			32,734	340,803	346,193
Veda Group Ltd			224,346	456,012	420,429
Victrex Plc			31,912	829,700	1,035,968
Vidrala			8,705	369,623	400,294
Vipshop Holdings Ltd			14,982	190,892	292,754
Vodafone Group Plc			62,387	3,521,812	2,131,778
Volution Group Plc			179,033	444,970	391,518
Vostok Nafta Investment			43,072	289,192	209,082
VT Holdings Co Ltd			127,044	462,092	503,323
Vtech Holdings Ltd			39,021	474,823	560,550
Walmart De Mexico Ser V			304,768	713,196	656,069
Wandisco Plc			42,329	205,568	315,155
WEG			19,813	229,534	228,077
Weifu High Technology Grou B			107,515	398,120	368,096
Wirecard Ag			21,109	774,774	931,189

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
World Duty Free Spa			56,886	618,585	548,274
Wuxi Pharmatech Cayman			6,404	86,332	215,633
Xchanging Plc			292,492	892,974	709,185
XXL Asa			41,916	405,029	409,509
Yellow Hat Ltd			19,561	431,685	403,138
Yoma Strategic Hldgs Ltd			750,488	370,697	373,800
Yoox Spa			13,504	304,838	300,661
Yougov Plc			277,910	491,995	543,831
YY Inc			2,970	211,788	185,146
Zhuzhou Csr Times Electric H			83,717	272,884	486,332
Zodiac Aerospace			23,398	735,286	790,204
Total non-U.S. equities				209,464,328	218,730,911
Mutual funds:
Non-U.S. equity funds:
DFA Emerging Markets Portfolio			4,031,374	99,470,299	97,801,145
DFA International Value Portfolio			18,096,253	232,662,901	243,575,564
Dodge & Cox International Stock Fund			6,435,286	219,069,069	270,989,886
Total non-U.S. equity funds				551,202,269	612,366,595
Non-U.S. debt funds:
Legg Mason Bw Global Opportunities			5,502,565	62,509,267	60,088,009
Pimco Emerging Markets Bond Fund			3,156,723	35,167,232	32,009,168
Total non-U.S. debt funds				97,676,499	92,097,177
High yield bond funds:
T Rowe Price Institutional High Yield			9,809,983	93,471,555	88,976,550

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value
	Western Asset High Yield Fund			10,555,635	91,567,397	88,772,894
	Total high yield bond funds				185,038,952	177,749,444
	Global allocation funds:
	Pimco All Asset All Authority			3,585,962	38,118,966	32,739,834
	Total global allocation funds				38,118,966	32,739,834
	Total mutual funds				872,036,686	914,953,050
	Collective trust funds:
	Balanced funds:
	BFA Lifepath Index 2020 Fund			10,839,415	149,875,566	183,895,006
	BFA Lifepath Index 2025 Fund			12,660,493	163,569,680	203,963,076
	BFA Lifepath Index 2030 Fund			12,415,415	171,079,734	215,023,812
	BFA Lifepath Index 2035 Fund			11,856,595	152,670,442	191,829,041
	BFA Lifepath Index 2040 Fund			10,703,612	148,904,751	187,052,040
	BFA Lifepath Index 2045 Fund			16,057,794	203,646,925	258,708,731
	BFA Lifepath Index 2050 Fund			8,070,655	91,892,489	106,485,032
	BFA Lifepath Index 2055 Fund			71,420	1,228,336	1,223,568
	BFA Lifepath Index Retirement			11,970,065	186,438,813	201,911,050
	Total balanced funds				1,269,306,736	1,550,091,356
	Commodity funds:
*	State Str Bk & Tr Co Invt Fds			3,901,195	41,716,628	31,942,985
	Total commodity funds				41,716,628	31,942,985
	Non-U.S. debt funds:
	Wellington CIF II Citigroup Emerging Markets Debt Portfolio			2,482,794	31,446,844	31,928,737
	Total non-U.S. debt funds				31,446,844	31,928,737
*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value
	Non-U.S. equity funds:
*	SSgA Emg Mkts Indx NL SF CL A			5,255,482	133,470,062	135,885,746
*	SSgA Intl Indx SL SF CL I			25,712,682	515,609,633	595,377,145
*	SSgA Active Emerging Markets Select NL SF CL A			7,029,891	70,573,701	70,411,387
	Total non-U.S. equity funds				719,653,396	801,674,278
	Real estate funds:
	AEW Capital Management REIT Fund			9,741,067	129,289,181	169,104,916
	Total real estate funds				129,289,181	169,104,916
	U.S. debt funds:
*	SSgA U.S. Inflation Pro Bond Indx SL SF CL I			7,176,549	99,361,730	106,873,165
*	U.S. Diversified Bond BL SF CL A			58,030,065	584,607,267	591,210,307
	Total U.S. debt funds				683,968,997	698,083,472
	U.S. equity funds:
	Citigroup Large Cap Growth Wellington Lrg Cap			17,552,382	195,646,706	283,997,544
*	SSgA S&P Midcap (R) Indx SL SF CL I			10,217,588	384,295,679	588,042,632
*	SSgA Russell Small Cap (R) Indx SL SF CL I			11,118,784	251,442,078	495,708,725
*	SSgA Russell All Cap (R) Indx SL SF CL I			19,542,366	387,279,472	721,015,604
*	SSgA S&P 500 (R) Indx SL SF CL I			3,740,307	1,058,023,340	1,741,628,906
	Total U.S. equity funds				2,276,687,275	3,830,393,411
	Total collective trust funds				5,152,069,057	7,113,219,155
	Guaranteed investment contracts (GICs):
	Traditional GICs:
	New York Life Contract No. 34360	1.02%		10,096,226	10,096,226	10,095,809
	Principal Life Contract No. 6-18274	1.25%		13,448,866	13,448,866	13,458,546

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Protective Life Insurance Contract No. GA 2021	0.85%		8,342,930	8,342,930	8,342,736
Total traditional GICs				31,888,022	31,897,091
Separate Account GICs:
Voya Retirement Ins & Annuity Co Contract 60385	1.22%		55,763,198	55,763,198	55,743,535
New York Life Contract No. 29038	2.33%		131,009,321	131,009,321	134,402,642
Total separate account GICs				186,772,519	190,146,177
Synthetic GICs:
American General Life Contract No. 725840	3.41%
Abbvie Inc Sr Unsec	1.75%	11/6/2017	1,832,012	1,832,012	1,809,363
Altria Group Inc Glbl Sr Unsec	2.85%	8/9/2022	1,844,691	1,840,909	1,795,510
America Movil Sab De Cv Glbl Sr Unsec	3.13%	7/16/2022	2,024,661	1,884,180	2,002,673
American Express Glbl Sr Nt	7.00%	3/19/2018	1,799,698	2,264,309	2,083,687
Anheuser-Busch Cos Inc Nt	5.50%	1/15/2018	404,932	461,267	450,710
Anheuser-Busch Inbev Wor Glbl Co Gtd	7.75%	1/15/2019	1,304,781	1,724,998	1,581,806
Baidu Inc Sr Unsec	2.75%	6/9/2019	1,394,766	1,397,040	1,391,508
Bank Of America Corp Glbl Sr Nt	5.75%	12/1/2017	44,992	51,315	49,745
Bank Of America Corp Glbl Sr Nt	7.63%	6/1/2019	2,159,638	2,767,339	2,612,670
Bank Of America Corp Sr Unsec	2.65%	4/1/2019	44,992	45,268	45,368
Bank Of America Corp Sr Unsec Mtn	1.32%	3/22/2018	44,992	45,594	45,357
Bear Stearns Co Inc Glbl Sr Unsec	7.25%	2/1/2018	2,249,623	2,802,490	2,594,618
BP Capital Markets Plc Glbl Co Gtd	3.88%	3/10/2015	2,114,646	2,241,419	2,127,570
Brf - Brasil Foods Sa Sr Unsec 144A	5.88%	6/6/2022	1,349,774	1,457,756	1,431,435
Brf Sa Sr Unsec 144A	4.75%	5/22/2024	359,940	355,890	350,491
Cash Collateral Cme Fob Usd	—%	12/31/2060	43,643	43,643	43,643

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
F H L M C Disc Nt	—%	11/3/2015	1,574,736	1,574,388	1,574,676
F H L M C Disc Nt (Rb)	—%	8/1/2015	1,394,766	1,394,038	1,394,763
F H L M C Disc Nt (Rb)	—%	1/29/2015	314,947	314,908	314,945
Fed Home Ln Bk Disc Nt	—%	9/1/2015	1,394,766	1,394,758	1,394,763
Fed Home Ln Bk Disc Nt	—%	1/14/2015	4,724,209	4,724,117	4,724,195
Fed Home Ln Bk Disc Nt	—%	2/20/2015	1,079,819	1,079,735	1,079,798
Fed Home Ln Bk Disc Nt	—%	2/25/2015	1,214,796	1,214,520	1,214,769
Federal Natl Mtg Assn Disc Nt	—%	2/2/2015	134,977	134,956	134,976
Federal Natl Mtg Assn Disc Nt	—%	2/26/2015	25,420,741	25,415,833	25,420,157
Federal Natl Mtg Assn Pass Thru 30Yr #Au5386	3.00%	6/1/2043	4,028,564	3,922,185	4,082,154
Federal Natl Mtg Assn P-T DUS #Am1964	2.18%	1/12/2022	927,744	861,788	915,239
Federal Natl Mtg Assn TBA 3.0% Jan 30Yr	3.00%	1/14/2045	1,349,774	1,346,399	1,365,486
Federal Natl Mtg Assn TBA Tba 3.5% Jan 30Yr	3.50%	1/14/2045	9,448,417	9,762,380	9,849,976
Ford Motor Credit	8.13%	1/15/2020	1,079,819	1,371,084	1,338,952
Ford Motor Credit Co Llc Glbl Sr	4.21%	4/15/2016	44,992	47,819	46,584
Ford Motor Credit Co Llc Unsec	1.50%	1/17/2017	427,428	428,198	425,340
General Electric Co Sr Unsec	2.70%	10/9/2022	2,699,548	2,761,556	2,705,346
Goldman Sachs Group Inc Glbl Sr	7.50%	2/15/2019	2,204,631	2,780,745	2,624,692
HSBC Holdings Plc Sr Unsec	5.10%	4/5/2021	1,709,714	2,010,179	1,935,274
IRS Usd 3.000 06/18/14-10Y Cme	3.00%	6/18/2024	21,281,434	445,012	1,384,047
IRS Usd 3.000 12/17/14-10Y Cme	3.00%	12/17/2024	3,104,480	96,957	201,984
IRS Usd 3.750 06/18/14-30Y Cme	3.75%	6/18/2044	(11,608,055)	(620,333)	(2,592,262)
J.P. Morgan Chase & Co Frn Sr Unsec	0.75%	2/15/2017	44,992	44,992	44,902
J.P. Morgan Chase & Co Unsec	0.78%	4/25/2018	44,992	44,992	44,926

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value
	Kinder Morgan Ener Part Sr Unsecur	6.85%	2/15/2020	1,439,759	1,833,979	1,655,551
	Medtronic Inc Sr Unsec 144A	1.50%	3/15/2018	1,439,759	1,435,612	1,433,990
	Rabobank Nederland Ny Sr Unsec	0.56%	4/28/2017	2,024,661	2,024,661	2,024,396
	Southwestern Energy Co Glbl Sr Nt	7.50%	2/1/2018	1,484,751	1,828,732	1,673,774
*	State Street Bank + Trust Co 2236	0.07%	1/12/2015	300,267	300,267	300,267
	US Treasury Inflate Prot Bd	0.13%	7/15/2022	552,848	553,675	539,329
	US Treasury Inflate Prot Bd	0.13%	7/15/2022	701,514	702,562	684,360
	US Treasury Inflate Prot Bd	0.13%	7/15/2024	5,309,270	5,189,955	5,121,370
	US Treasury Note	0.25%	9/15/2015	3,194,465	3,198,588	3,196,461
	US Treasury Note	0.38%	8/31/2015	5,489,080	5,503,232	5,496,798
	US Treasury Note	0.25%	9/30/2015	5,534,073	5,540,342	5,536,236
	US Treasury Note	2.38%	8/15/2024	3,239,457	3,245,177	3,299,692
	US Treasury Note	1.50%	10/31/2019	2,789,533	2,773,511	2,772,751
	US Treasury Note	2.00%	10/31/2021	224,962	224,646	225,560
	US Treasury Note	2.25%	4/30/2021	10,843,184	10,913,721	11,066,824
	US Treasury Note	2.00%	5/31/2021	17,996,985	17,752,339	18,088,374
	US Treasury Repo	0.14%	2/1/2015	809,865	809,865	809,865
	US Treasury Repo	0.15%	2/1/2015	22,361,254	22,361,254	22,361,254
	US Treasury Repo	0.14%	1/2/2015	22,361,254	22,361,254	22,361,254
	US Treasury Repo	0.10%	1/2/2015	1,124,811	1,124,811	1,124,811
	Verizon Communications Sr Unsec	1.99%	9/14/2018	1,754,706	1,847,425	1,826,972
	Vm Cash Ccp Cme Fob Usd	0.01%	12/31/2060	30,316	30,316	30,316
	Wells Fargo Bank Na Sr Unsec	0.50%	6/15/2017	2,429,593	2,429,593	2,431,544
	Interest And Dividends Receivable				646,467	646,467

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Payable For Securities Purchased				(11,108,780)	(11,108,778)
Receivable For Securities Sold				996,499	996,499
Wrapper				—	(184,015)
Fair value of contract				188,286,338	186,453,758

Natixis Financial Products Contract No. Wr 1937-02	1.41%
Bear Stearns Commercial Mortgage Securities	5.47%	5/11/2015	3,792,133	102,423	96,264
CNH 2012-B A3	0.86%	8/17/2015	2,993,789	1,141,902	1,143,254
DESF 2001-1 A6	6.62%	3/2/2015	2,993,789	876,236	832,564
FHR 3705 DC	3.50%	9/15/2016	4,989,649	418,644	522,943
FHR 3706 EB	2.00%	3/15/2016	6,237,061	96,381	463,217
FHR 3856 EA	3.00%	5/15/2018	3,472,796	527,480	759,737
FHR 3465 HA	4.00%	9/15/2015	11,012,155	467,219	410,193
FHR 3625 AJ	4.00%	5/15/2015	4,022,655	771,991	93,800
FNR 2010-69 EG	3.00%	8/25/2015	5,987,579	495,473	155,232
FNR 2010-104 BA	3.50%	11/25/2016	4,291,098	157,085	491,730
GNR 2010-139 PH	3.00%	11/21/2016	3,492,754	1,123,319	1,115,025
GNR 2011-82 UE	2.00%	8/20/2015	4,490,684	538,657	534,236
HAROT 2012-2 A3	0.70%	5/15/2015	1,995,860	443,574	443,967
HART 2012-B A3	0.62%	4/15/2015	1,496,895	270,023	270,237
LBUBS 2005-C3 A5	4.74%	4/15/2015	2,903,377	1,598,421	1,481,530
NAROT 2012-B A3	0.46%	9/15/2015	1,496,895	692,855	692,927
TIAAS 2007-C4 A3	5.62%	4/15/2015	3,492,754	589,125	550,534
Wrapper				—	3,902

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Fair value of contract				10,310,808	10,061,292

Royal Bank Of Canada Contract No. Citigroup01	3.43%
Abbvie Inc Sr Unsec	1.75%	11/6/2017	2,197,500	2,231,379	2,203,793
Altria Group Inc Glbl Sr Unsec	2.85%	8/9/2022	2,246,821	2,242,215	2,186,918
America Movil Sab De Cv Glbl Sr Unsec	3.13%	7/16/2022	2,466,023	2,294,918	2,439,242
American Express Glbl Sr Nt	7.00%	3/19/2018	2,192,021	2,757,912	2,537,917
Anheuser-Busch Cos Inc Nt	5.50%	1/15/2018	493,205	561,819	548,961
Anheuser-Busch Inbev Wor Glbl Co Gtd	7.75%	1/15/2019	1,589,215	2,101,036	1,926,630
Baidu Inc Sr Unsec	2.75%	6/9/2019	1,698,816	1,701,585	1,694,847
Bank Of America Corp Glbl Sr Nt	5.75%	12/1/2017	54,801	62,502	60,590
Bank Of America Corp Glbl Sr Nt	7.63%	6/1/2019	2,630,425	3,370,600	3,182,214
Bank Of America Corp Sr Unsec	2.65%	4/1/2019	54,801	55,137	55,257
Bank Of America Corp Sr Unsec Mtn	1.32%	3/22/2018	54,801	55,533	55,244
Bear Stearns Co Inc Glbl Sr Unsec	7.25%	2/1/2018	2,740,026	3,413,415	3,160,228
BP Capital Markets Plc Glbl Co Gtd	3.88%	3/10/2015	2,575,624	2,730,033	2,591,366
Brf - Brasil Foods Sa Sr Unsec 144A	5.88%	6/6/2022	1,644,015	1,775,536	1,743,479
Brf Sa Sr Unsec 144A	4.75%	5/22/2024	438,404	433,472	426,896
Cash Collateral Cme Fob Usd	—%	12/31/2060	53,156	53,156	53,156
Federal Home Loan Mortgage Corp Disc Nt	—%	11/3/2015	1,918,018	1,917,593	1,917,945
Federal Home Loan Mortgage Corp Disc Nt (Rb)	—%	8/1/2015	1,698,816	1,697,928	1,698,813
Federal Home Loan Mortgage Corp Disc Nt (Rb)	—%	1/29/2015	383,604	383,556	383,600
Fed Home Ln Bk Disc Nt	—%	9/1/2015	1,698,816	1,698,805	1,698,813
Fed Home Ln Bk Disc Nt	—%	1/14/2015	5,754,054	5,753,942	5,754,037

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value
	Fed Home Ln Bk Disc Nt	—%	2/20/2015	1,315,212	1,315,110	1,315,186
	Fed Home Ln Bk Disc Nt	—%	2/25/2015	1,479,614	1,479,278	1,479,580
	Federal Natl Mtg Assn Disc Nt	—%	2/2/2015	164,402	164,375	164,399
	Federal Natl Mtg Assn Disc Nt	—%	2/26/2015	30,962,291	30,956,314	30,961,579
	Federal Natl Mtg Assn Pass Thru 30Yr #Au5386	3.00%	6/1/2043	4,906,763	4,777,194	4,972,037
	Federal Natl Mtg Assn P-T DUS #Am1964	2.18%	1/12/2022	1,129,986	1,049,651	1,114,756
	Federal Natl Mtg Assn TBA 3.0% Jan 30Yr	3.00%	1/14/2045	1,644,015	1,639,906	1,663,153
	Federal Natl Mtg Assn TBA Tba 3.5% Jan 30Yr	3.50%	1/14/2045	11,508,108	11,890,514	11,997,205
	Ford Motor Credit	8.13%	1/15/2020	1,315,212	1,669,971	1,630,834
	Ford Motor Credit Co Llc Glbl Sr	4.21%	4/15/2016	54,801	58,243	56,739
	Ford Motor Credit Co Llc Unsec	1.50%	1/17/2017	520,605	521,542	518,061
	General Electric Co Sr Unsec	2.70%	10/9/2022	3,288,031	3,363,557	3,295,094
	Goldman Sachs Group Inc Glbl Sr	7.50%	2/15/2019	2,685,225	3,386,928	3,196,857
	HSBC Holdings Plc Sr Unsec	5.10%	4/5/2021	2,082,419	2,448,384	2,357,151
	IRS Usd 3.000 06/18/14-10Y Cme	3.00%	6/18/2024	25,920,644	542,021	1,685,760
	IRS Usd 3.000 12/17/14-10Y Cme	3.00%	12/17/2024	3,781,235	118,093	246,016
	IRS Usd 3.750 06/18/14-30Y Cme	3.75%	6/18/2044	(14,138,533)	(755,562)	(3,157,357)
	J.P. Morgan Chase & Co Frn Sr Unsec	0.75%	2/15/2017	54,801	54,801	54,691
	J.P. Morgan Chase & Co Unsec	0.78%	4/25/2018	54,801	54,801	54,719
	Kinder Morgan Ener Part Sr Unsecur	6.85%	2/15/2020	1,753,616	2,233,774	2,016,450
	Medtronic Inc Sr Unsec 144A	1.50%	3/15/2018	1,753,616	1,748,566	1,746,590
	Rabobank Nederland Ny Sr Unsec	0.56%	4/28/2017	2,466,023	2,466,023	2,465,700
	Southwestern Energy Co Glbl Sr Nt	7.50%	2/1/2018	1,808,417	2,227,383	2,038,645
*	State Street Bank + Trust Co 2236	0.07%	1/12/2015	365,723	365,723	365,723

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
US Treasury Inflate Prot Bd	0.13%	7/15/2022	673,366	674,372	656,900
US Treasury Inflate Prot Bd	0.13%	7/15/2022	854,439	855,716	833,545
US Treasury Inflate Prot Bd	0.13%	7/15/2024	6,466,655	6,321,330	6,237,793
US Treasury Note	0.25%	9/15/2015	3,890,836	3,895,858	3,893,269
US Treasury Note	0.38%	8/31/2015	6,685,663	6,702,899	6,695,063
US Treasury Note	0.25%	9/30/2015	6,740,463	6,748,099	6,743,099
US Treasury Note	2.38%	8/15/2024	3,945,637	3,952,604	4,019,002
US Treasury Note	1.50%	10/31/2019	3,397,632	3,378,118	3,377,192
US Treasury Note	2.00%	10/31/2021	274,003	273,617	274,730
US Treasury Note	2.25%	4/30/2021	13,206,924	13,292,839	13,479,318
US Treasury Note	2.00%	5/31/2021	21,920,206	21,622,228	22,031,517
US Treasury Repo	0.14%	2/1/2015	986,409	986,409	986,409
US Treasury Repo	0.15%	2/1/2015	27,235,856	27,235,856	27,235,856
US Treasury Repo	0.14%	1/2/2015	27,235,856	27,235,856	27,235,856
US Treasury Repo	0.10%	1/2/2015	1,370,013	1,370,013	1,370,013
Verizon Communications Sr Unsec	1.99%	9/14/2018	2,137,220	2,250,151	2,225,240
Vm Cash Ccp Cme Fob Usd	0.01%	12/31/2060	36,924	36,924	36,924
Wells Fargo Bank Na Sr Unsec	0.50%	6/15/2017	2,959,228	2,959,228	2,961,601
Interest And Dividends Receivable				787,393	787,393
Payable For Securities Purchased				(13,530,418)	(13,530,418)
Receivable For Securities Sold				1,213,730	1,213,730
Wrapper				—	56,084
Fair value of contract				229,331,484	227,379,630

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Voya Retirement Ins & Annuity Co Contract No. 60266	2.65%
1-3 Year Credit Bond Index Fund			1,427,488	14,499,763	16,408,591
1-3 Year Government Bond Index			252,037	28,179,463	28,495,077
Asset-Backed Securities Index			1,206,331	29,278,930	39,553,840
Commercial Mortgage-Backed Sec			206,709	3,410,655	5,536,686
Intermediate Government Bond I			408,069	15,601,806	16,562,919
Intermediate Term Credit Bond			1,178,451	47,481,557	59,447,702
Long Term Government Bond Index			45,505	3,228,053	3,559,718
Mortgage-Backed Securities Index			1,055,888	36,590,760	51,136,775
Wrapper				—	423,849
Fair value of contract				178,270,987	221,125,157

Prudential GA-62194	2.39%
21St Century Fox Amer Inc	3.70%	9/15/2024	224,534	224,442	233,408
Abb Fin Usa Inc	2.88%	5/8/2022	39,917	39,250	40,286
Abbey Natl Treas Svcs Plc	2.35%	9/10/2019	129,731	129,208	130,234
Abbvie Inc	2.90%	11/6/2022	184,617	183,501	182,578
Ace Ina Hldgs Inc	2.70%	3/13/2023	264,451	263,555	258,919
Actavis Fdg Scs	2.45%	6/15/2019	54,886	54,741	54,010
Agrium Inc	3.50%	6/1/2023	159,669	159,507	157,912
Allied World Assurn Co Hldgs Ltd	7.50%	8/1/2016	374,224	418,663	420,217
Allstate Corp	3.15%	6/15/2023	144,700	144,415	145,607
Altria Grp Inc	9.70%	11/10/2018	228,526	296,992	293,324
Altria Grp Inc	2.85%	8/9/2022	89,814	83,830	88,281

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Altria Grp Inc	4.00%	1/31/2024	264,451	262,807	280,149
Amazoncom Inc	1.20%	11/29/2017	199,586	198,614	197,682
America Movil Sab De Cv	5.00%	3/30/2020	399,172	407,778	445,228
American Airlines Inc	3.70%	10/1/2026	44,907	44,907	45,616
American Airlines Inc	4.95%	1/15/2023	188,403	201,486	206,127
American Express Co	2.65%	12/2/2022	392,186	386,815	385,486
American Intl Grp Inc	6.40%	12/15/2020	174,638	186,438	208,747
American Intl Grp Inc	4.88%	6/1/2022	224,534	248,374	253,141
American Intl Grp Inc	3.38%	8/15/2020	174,638	180,703	183,640
Amgen Inc	5.85%	6/1/2017	44,907	51,362	49,684
Amgen Inc	3.45%	10/1/2020	149,689	151,833	156,818
Amgen Inc	2.30%	6/15/2016	513,934	504,279	522,574
Amgen Inc	3.63%	5/22/2024	154,679	154,422	157,830
Anadarko Petroleum Corp	6.38%	9/15/2017	99,793	110,108	112,823
Anheuser Busch Inbev Worldwide Inc	5.38%	1/15/2020	778,385	854,504	900,920
Anheuser Busch Inbev Worldwide Inc	5.00%	4/15/2020	94,803	114,426	106,998
Apache Corp	3.63%	2/1/2021	39,917	42,009	40,956
Apple Inc	2.85%	5/6/2021	653,644	658,376	671,497
A&T Inc	5.50%	2/1/2018	174,638	192,283	196,783
A&T Inc	3.88%	8/15/2021	189,607	194,493	201,162
Axis Specialty Fin Llc	5.88%	6/1/2020	194,596	196,083	221,388
BACCT_07-A1	5.17%	6/15/2019	1,037,847	1,186,003	1,123,369
BACM_06-3	5.89%	7/10/2044	931,382	1,036,454	984,842
Baltimore Gas & Elec Co	3.35%	7/1/2023	84,824	84,788	88,366

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Bank Of Amer Corp	6.00%	9/1/2017	848,240	910,749	952,280
Bank Of Amer Corp	3.30%	1/11/2023	658,634	652,468	668,948
Bank Of Amer Corp	4.13%	1/22/2024	523,913	523,531	559,735
Bank Of Amer Corp	4.00%	4/1/2024	638,675	636,280	671,391
Barclays Bk Plc	5.00%	9/22/2016	324,327	345,548	350,062
Barclays Bk Plc	3.75%	5/15/2024	164,658	164,604	170,511
Barclays Plc	2.75%	11/8/2019	199,586	198,883	199,144
Barrick Pd Au Fin Pty	4.95%	1/15/2020	99,793	111,399	108,754
Baxter Intl Inc	0.05%	6/15/2023	139,710	139,270	140,976
Becton Dickinson & Co	3.73%	12/15/2024	114,762	114,762	118,346
Bhp Billiton Fin Usa Ltd	6.50%	4/1/2019	109,772	141,260	130,806
Bp Cap Markets Plc	4.75%	3/10/2019	134,721	158,540	149,345
Bp Cap Markets Plc	3.56%	11/1/2021	109,772	109,772	112,805
Bp Cap Markets Plc	3.25%	5/6/2022	264,451	264,540	261,277
Brazil Rep Of	6.00%	1/17/2017	474,017	531,373	523,709
Brazil Rep Of	4.25%	1/7/2025	199,586	198,630	203,686
British Telecom Plc	5.95%	1/15/2018	269,441	301,807	307,870
Bear Stearns Commercial Mortgage Securities	5.13%	10/12/2042	299,379	321,739	308,488
Bear Stearns Commercial Mortgage Securities	5.58%	4/12/2038	89,814	97,406	94,631
Buckeye Partners Lp	2.65%	11/15/2018	39,917	39,847	39,451
Burlington Northern Santa Fe Corp	5.75%	3/15/2018	209,565	234,629	238,441
Burlington Northern Santa Fe Llc	3.40%	9/1/2024	204,576	204,107	210,879
CA St	6.20%	3/1/2019	538,882	562,380	630,329
Canadian Natl Railway Co	5.55%	3/1/2019	299,379	333,691	345,343

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Capital One Bk Usa Na	2.95%	7/23/2021	304,369	303,510	306,380
Capital One Finl Corp	2.15%	3/23/2015	653,644	670,645	659,415
Cardinal Hlth Inc	4.63%	12/15/2020	124,741	143,944	136,797
Cash			1,274,626	1,274,626	1,274,626
Caterpillar Inc	3.90%	5/27/2021	394,182	400,815	428,309
Catholic Hlth Initiatives	1.60%	11/1/2017	34,928	34,917	34,878
Catholic Hlth Initiatives	4.20%	8/1/2023	109,772	109,518	117,889
CBS CORP	4.30%	2/15/2021	49,896	51,587	54,536
CD_07-CD4	5.32%	12/11/2049	484,994	542,890	515,644
CF Inds Inc	6.88%	5/1/2018	64,865	77,716	74,484
CF Inds Inc	3.45%	6/1/2023	124,741	124,625	122,299
Chait_14-A2	2.77%	3/15/2023	399,172	403,912	409,046
Chevron Corp	2.36%	12/5/2022	334,306	334,306	324,751
Chile Rep Of	3.25%	9/14/2021	254,472	252,261	265,201
Cigna Corp	5.38%	3/15/2017	299,379	327,847	328,146
Cigna Corp	4.38%	12/15/2020	184,617	200,362	198,636
Cigna Corp	4.00%	2/15/2022	109,772	115,411	117,328
Cisco Systems Inc	4.45%	1/15/2020	503,955	585,091	565,154
Cisco Systems Inc	2.90%	3/4/2021	19,959	19,922	20,512
Cnooc Fin 2014 Ulc	1.63%	4/30/2017	349,275	347,934	348,532
Coca Cola Co	3.15%	11/15/2020	124,741	130,697	130,911
Comcast Corp	5.88%	2/15/2018	349,275	396,592	400,730
COMM_12-CR3	2.82%	10/15/2045	139,710	136,539	140,161
COMM_13-CR8	3.33%	6/10/2046	229,524	222,566	237,464

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
COMM_14-CR15	2.93%	2/10/2047	898,137	925,071	926,654
COMM_14-UBS4	2.96%	8/10/2047	798,344	822,267	821,589
Conocophillips Co	2.40%	12/15/2022	254,472	254,223	243,782
Continental Airlines Inc	4.15%	4/11/2024	120,153	122,856	124,565
Continental Airlines Inc	4.00%	10/29/2024	99,203	99,203	101,374
Coventry Hlth Care Inc	5.95%	3/15/2017	74,845	87,059	83,171
Coventry Hlth Care Inc	5.45%	6/15/2021	269,441	283,240	310,215
Covidien Intl Fin Sa	2.95%	6/15/2023	49,896	49,783	49,031
Credit Suisse Ny	4.38%	8/5/2020	389,193	376,120	428,803
CRH Amer Inc	6.00%	9/30/2016	284,410	321,536	310,428
CSMC_06-C1	5.47%	2/15/2039	179,627	193,857	187,661
CSX CORP	5.60%	5/1/2017	84,824	96,318	93,613
CSX CORP	7.38%	2/1/2019	399,172	485,494	490,281
Cummins Inc	3.65%	10/1/2023	114,762	114,076	121,766
CVS Caremark Corp	5.75%	6/1/2017	203,578	230,256	225,653
Deere & Co	2.60%	6/8/2022	229,524	229,459	226,181
Delhaize Grp Sa	6.50%	6/15/2017	224,534	254,003	248,343
Delta Air Lines Inc	6.82%	8/10/2022	65,913	77,777	78,219
Devon Energy Corp	2.25%	12/15/2018	154,679	154,412	154,276
Directv Hldgs Llc Directv Fin Co I	3.50%	3/1/2016	99,793	99,604	103,560
Directv Hldgs Llc Directv Fin Co I	3.80%	3/15/2022	419,131	426,745	431,100
Discover Finl Svcs	3.85%	11/21/2022	523,913	522,333	535,271
Discovery Comm Llc	5.63%	8/15/2019	64,865	78,608	74,199
Dominion Gas Hldgs Llc	3.55%	11/1/2023	64,865	64,792	66,610

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Dominion Resources Inc	4.45%	3/15/2021	159,669	173,455	175,088
Dow Chemical Co	8.55%	5/15/2019	139,710	186,724	175,220
Dow Chemical Co	4.25%	11/15/2020	84,824	92,377	91,149
Dow Chemical Co	4.13%	11/15/2021	104,783	111,982	111,266
Dow Chemical Co	3.00%	11/15/2022	199,586	196,125	195,773
Duke Energy In Inc	3.75%	7/15/2020	99,793	107,869	107,462
Dupont Ei De Nemours & Co	4.63%	1/15/2020	189,607	225,311	213,592
Dupont Ei De Nemours & Co	2.80%	2/15/2023	129,731	129,685	128,980
Eastman Chemical Co	3.80%	3/15/2025	304,369	302,865	311,159
Ebay Inc	1.35%	7/15/2017	64,865	64,828	64,772
Ecolab Inc	4.35%	12/8/2021	184,617	184,499	201,670
Ecopetrol Sa	4.13%	1/16/2025	44,907	44,458	43,202
El Paso Pipeline Partners Oper Co	6.50%	4/1/2020	79,834	96,915	91,572
Entergy Corp	5.13%	9/15/2020	194,596	200,407	214,915
Enterprise Products Operating Llc	6.50%	1/31/2019	84,824	104,211	99,534
Enterprise Products Operating Llc	3.35%	3/15/2023	419,131	418,745	418,693
Enterprise Products Operating Llc	3.75%	2/15/2025	39,917	39,790	40,389
Eog Resources Inc	4.10%	2/1/2021	119,752	127,441	130,541
Equifax Inc	3.30%	12/15/2022	84,824	83,332	83,989
Export Import Bk Of Korea	4.38%	9/15/2021	259,462	274,666	287,676
Federal Home Loan Mortgage Corp	0.63%	11/1/2016	159,669	159,595	159,453
Federal Home Loan Mortgage Corp	2.00%	8/25/2016	349,275	347,976	360,060
Federal Home Loan Mortgage Corp	2.38%	1/13/2022	429,110	418,523	438,283
Federal Home Loan Mortgage Corp	1.25%	8/1/2019	64,865	64,588	64,006

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Federal Home Loan Mortgage Corp	1.00%	9/29/2017	513,934	513,677	514,119
Federal Home Loan Mortgage Corp	0.75%	1/12/2018	1,921,015	1,910,027	1,900,210
Federal Home Loan Mortgage Corp	0.88%	3/7/2018	603,748	601,711	598,147
Federal Home Loan Mortgage Corp	0.88%	10/14/2016	613,727	613,635	617,163
Federal Home Loan Mortgage Corp Gold 30Yr	2.50%	1/1/2043	342,373	334,509	334,949
Federal Home Loan Mortgage Corp Gold 30Yr	3.00%	2/1/2043	867,579	896,454	881,009
Federal Home Loan Mortgage Corp Gold 30Yr	3.50%	9/1/2043	1,381,100	1,383,474	1,442,901
Federal Home Loan Mortgage Corp Gold 30Yr	3.00%	6/1/2029	953,474	988,037	995,745
Federal Home Loan Mortgage Corp Gold 30Yr	3.00%	6/1/2029	1,418,450	1,470,146	1,481,335
Federal Natl Mtg Assn 15Yr	3.50%	9/1/2026	339,574	361,116	360,814
Federal Natl Mtg Assn 15Yr	3.00%	5/1/2027	1,077,605	1,131,149	1,125,754
Federal Natl Mtg Assn 15Yr	2.50%	4/1/2028	177,753	176,857	181,958
Federal Natl Mtg Assn 15Yr	3.00%	8/1/2028	720,514	748,547	752,314
Federal Natl Mtg Assn 15Yr	2.50%	7/1/2028	472,657	472,214	483,840
Federal Natl Mtg Assn 15Yr	2.50%	8/1/2028	442,122	439,842	452,582
Federal Natl Mtg Assn 15Yr	2.50%	8/1/2028	33,121	32,954	33,904
Federal Natl Mtg Assn 15Yr	3.00%	11/1/2028	440,461	456,841	459,901
Federal Natl Mtg Assn 15Yr	2.50%	2/1/2029	435,583	432,044	445,269
Federal Natl Mtg Assn 15Yr	2.50%	9/1/2027	1,695,748	1,695,218	1,737,806
Federal Natl Mtg Assn 15Yr	3.50%	3/1/2026	104,324	104,878	110,850
Federal Natl Mtg Assn 15Yr	3.50%	2/1/2026	250,472	251,803	266,139
Federal Natl Mtg Assn 15Yr	3.50%	10/1/2025	131,598	132,297	139,901
Federal Natl Mtg Assn 15Yr Tba(Reg B)	3.00%	1/20/2015	3,742,237	3,882,921	3,894,343
Federal Natl Mtg Assn 30Yr Tba(Reg A)	3.50%	1/14/2015	1,496,895	1,549,150	1,562,872

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Federal Natl Mtg Assn 30Yr Tba(Reg A)	3.00%	2/12/2015	498,965	504,812	504,256
Federal Natl Mtg Assn 30Yr Tba(Reg A)	4.00%	1/14/2015	1,995,860	2,120,094	2,133,463
Federal Natl Mtg Assn 30Yr Tba(Reg A)	4.00%	2/12/2015	1,995,860	2,121,497	2,127,640
Federal Natl Mtg Assn 30Yr Tba(Reg A)	4.50%	2/12/2015	997,930	1,080,415	1,082,918
Federal Natl Mtg Assn 30Yr Tba(Reg A)	3.50%	2/12/2015	997,930	1,034,495	1,035,464
Federal Natl Mtg Assn 20Yr	4.50%	6/1/2031	461,654	483,150	507,676
Federal Natl Mtg Assn 30 YR	2.38%	4/11/2016	913,106	962,030	940,433
Federal Natl Mtg Assn 30 YR	0.88%	8/28/2017	444,079	443,300	443,855
Federal Natl Mtg Assn 30 YR	0.88%	10/26/2017	414,141	414,120	411,295
Federal Natl Mtg Assn 30 YR	0.88%	5/21/2018	269,441	266,649	265,223
Federal Natl Mtg Assn 30 YR	1.88%	9/18/2018	793,354	791,982	810,524
Federal Natl Mtg Assn 30 YR	1.63%	11/27/2018	149,689	149,116	150,640
Federal Natl Mtg Assn 30 YR	1.88%	2/19/2019	29,938	29,794	30,598
Federal Natl Mtg Assn 30 YR	1.75%	6/20/2019	469,027	468,778	471,589
Federal Natl Mtg Assn 30 YR	2.63%	9/6/2024	573,810	569,898	585,837
Federal Natl Mtg Assn 30Yr	5.50%	5/1/2037	239,555	260,516	269,858
Federal Natl Mtg Assn 30Yr	6.00%	9/1/2038	276,028	299,387	315,425
Federal Natl Mtg Assn 30Yr	5.50%	6/1/2033	266,566	287,767	300,777
Federal Natl Mtg Assn 30Yr	5.50%	10/1/2033	339,699	366,716	383,296
Federal Natl Mtg Assn 30Yr	4.00%	12/1/2040	709,648	702,995	762,613
Federal Natl Mtg Assn 30Yr	4.00%	1/1/2041	930,289	971,716	999,722
Federal Natl Mtg Assn 30Yr	4.50%	2/1/2041	1,754,233	1,793,430	1,921,620
Federal Natl Mtg Assn 30Yr	4.00%	2/1/2041	335,301	332,157	360,397
Federal Natl Mtg Assn 30Yr	3.00%	10/1/2043	38,753	37,717	39,392

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Federal Natl Mtg Assn 30Yr	5.00%	12/1/2034	627,344	673,414	698,708
Federal Natl Mtg Assn 30Yr	4.50%	5/1/2039	198,805	213,258	218,662
Federal Natl Mtg Assn 30Yr	3.50%	8/1/2042	842,153	908,209	882,489
Federal Natl Mtg Assn 30Yr	3.00%	12/1/2042	474,736	478,519	482,782
Federal Natl Mtg Assn 30Yr	3.00%	1/1/2043	880,647	908,993	895,573
Federal Natl Mtg Assn 30Yr	3.00%	2/1/2043	809,529	770,065	822,890
Federal Natl Mtg Assn 30Yr	3.00%	7/1/2043	654,264	620,119	665,062
Federal Natl Mtg Assn 30Yr	3.50%	3/1/2043	892,362	955,385	935,724
Federal Natl Mtg Assn 30Yr	3.00%	10/1/2043	300,417	284,739	305,375
Federal Natl Mtg Assn 30Yr	3.00%	9/1/2043	205,283	199,798	208,671
Federal Natl Mtg Assn 30Yr	3.00%	8/1/2043	475,374	452,106	483,219
Federal Natl Mtg Assn 30Yr	3.00%	9/1/2043	156,647	149,010	159,232
Federal Natl Mtg Assn 30Yr	4.00%	10/1/2043	443,463	465,359	475,969
Federal Natl Mtg Assn 30Yr	5.50%	4/1/2034	275,126	299,038	310,435
Federal Natl Mtg Assn 30Yr	5.00%	4/1/2034	1,357,991	1,437,348	1,511,867
Federal Natl Mtg Assn 30Yr	5.50%	9/1/2034	268,781	288,309	303,319
Federal Natl Mtg Assn 30Yr	5.00%	7/1/2035	401,395	428,678	447,057
Federal Natl Mtg Assn 30Yr	5.50%	2/1/2035	476,694	514,457	537,873
Federal Natl Mtg Assn 30Yr	6.50%	12/1/2037	209,980	235,736	240,238
Federal Natl Mtg Assn 30Yr	6.00%	5/1/2038	955,451	1,040,018	1,091,924
Federal Natl Mtg Assn 30Yr	6.50%	1/1/2037	437,787	494,015	500,662
Federal Natl Mtg Assn 30Yr	4.00%	9/1/2040	463,458	489,238	498,049
Federal Natl Mtg Assn 30Yr	5.50%	3/1/2038	326,844	354,523	368,198
Federal Natl Mtg Assn 30Yr	4.00%	3/1/2039	152,157	153,828	164,026

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Federal Natl Mtg Assn 30Yr	4.50%	2/1/2041	1,335,853	1,373,842	1,463,319
Federal Natl Mtg Assn 30Yr	4.50%	3/1/2041	559,539	573,878	612,930
Federal Natl Mtg Assn 30Yr	3.50%	5/1/2042	930,495	930,640	975,063
Federal Natl Mtg Assn 30Yr	3.50%	9/1/2042	338,346	360,339	354,552
Federal Natl Mtg Assn 30Yr	3.50%	6/1/2042	1,888,898	1,896,277	1,979,371
Federal Natl Mtg Assn 30Yr	3.00%	10/1/2042	432,461	444,624	439,790
Federal Natl Mtg Assn 30Yr	3.50%	11/1/2042	1,221,427	1,308,072	1,279,930
Federal Natl Mtg Assn 30Yr	3.00%	12/1/2042	1,296,277	1,302,657	1,318,247
Federal Natl Mtg Assn 30Yr	3.00%	1/1/2043	216,134	224,880	219,797
Federal Natl Mtg Assn 30Yr	3.00%	1/1/2043	660,569	687,302	671,765
Federal Natl Mtg Assn 30Yr	3.00%	1/1/2043	919,636	884,143	935,222
Federal Natl Mtg Assn 30Yr	3.00%	3/1/2043	944,391	978,035	959,978
Federal Natl Mtg Assn 30Yr	4.50%	9/1/2039	315,110	326,483	346,071
Federal Natl Mtg Assn 30Yr	4.00%	7/1/2040	208,499	209,476	224,762
Federal Natl Mtg Assn 30Yr	3.50%	6/1/2039	278,516	258,019	292,095
Federal Natl Mtg Assn 30Yr	4.00%	10/1/2040	166,308	162,267	178,720
Federal Natl Mtg Assn 30Yr	3.00%	11/15/2042	897,001	864,485	922,752
Federal Natl Mtg Assn 30Yr	4.00%	4/20/2042	299,135	326,431	322,418
Federal Natl Mtg Assn 30Yr	3.00%	8/20/2042	435,161	428,022	447,045
Federal Natl Mtg Assn 30Yr	3.50%	8/20/2042	1,524,934	1,654,909	1,608,549
Federal Natl Mtg Assn 30Yr	3.00%	9/20/2042	866,384	851,832	890,043
Federal Natl Mtg Assn 30Yr	3.50%	9/20/2042	1,152,529	1,255,271	1,215,724
Federal Natl Mtg Assn 30Yr	3.50%	10/20/2042	1,156,073	1,250,605	1,219,462
Federal Natl Mtg Assn 30Yr	3.00%	12/20/2042	440,544	430,632	452,575

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Federal Natl Mtg Assn 30Yr	3.50%	5/20/2043	1,426,999	1,507,305	1,505,077
Federal Natl Mtg Assn 30Yr	3.50%	10/20/2043	493,244	513,975	520,231
Federal Natl Mtg Assn 30Yr	4.00%	6/20/2044	1,866,136	1,986,085	2,008,989
Federal Natl Mtg Assn 30Yr	3.50%	5/15/2043	441,837	479,394	466,409
Federal Natl Mtg Assn 30Yr	3.00%	3/15/2043	488,552	479,468	502,333
Fgold 15Yr	4.00%	6/1/2026	484,035	505,817	519,637
Fgold 15Yr	4.00%	7/1/2026	269,790	284,544	289,634
Fgold 15Yr	2.50%	11/1/2027	399,368	417,339	407,758
Fgold 15Yr	2.50%	8/1/2028	450,259	448,430	460,169
Fgold 15Yr	3.00%	8/1/2029	484,349	503,042	505,822
Fgold 15Yr Giant	3.50%	9/1/2026	150,253	156,709	159,905
Fgold 15Yr Tba(Reg B)	2.50%	1/20/2015	498,965	504,812	508,121
Fgold 30Yr	3.00%	12/1/2042	741,796	722,034	753,151
Fgold 30Yr	3.00%	10/1/2042	462,980	450,682	470,067
Fgold 30Yr	3.00%	1/1/2043	1,387,566	1,349,604	1,408,807
Fgold 30Yr	4.50%	11/1/2040	180,597	190,389	198,160
Fgold 30Yr	4.00%	11/1/2040	461,861	487,299	495,803
Fgold 30Yr	4.00%	12/1/2040	955,158	1,007,543	1,025,353
Fgold 30Yr	5.00%	8/1/2041	1,750,773	1,896,306	1,946,647
Fgold 30Yr	5.00%	7/1/2041	354,861	384,193	394,563
Fgold 30Yr Giant	5.50%	1/1/2035	134,111	145,914	150,549
Fgold 30Yr Giant	6.00%	9/1/2037	489,225	531,726	559,162
Fgold 30Yr Giant	4.50%	6/1/2039	266,111	284,905	290,555
Fgold 30Yr Giant	4.00%	11/1/2039	495,983	502,803	534,294

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Fgold 30Yr Giant	4.50%	12/1/2039	379,535	399,075	414,398
Fgold 30Yr Giant	5.50%	1/1/2040	222,341	241,275	250,150
Fgold 30Yr Giant	4.00%	12/1/2040	459,835	484,300	493,629
Fgold 30Yr Giant	4.00%	12/1/2040	465,928	464,673	500,234
Fgold 30Yr Giant	4.00%	2/1/2041	774,722	772,633	831,762
Fgold 30Yr Giant	4.50%	4/1/2041	1,147,012	1,186,799	1,258,710
Fgold 30Yr Giant	3.00%	6/1/2042	447,974	459,629	454,832
Fgold 30Yr Giant	3.50%	9/1/2042	863,239	930,949	902,152
Fgold 30Yr Giant	5.50%	6/1/2038	892,838	943,897	1,004,511
Fgold 30Yr Giant	4.50%	10/1/2039	861,836	893,111	941,003
Fgold 30Yr Giant	4.50%	11/1/2039	174,515	184,440	190,545
Fgold 30Yr Giant	4.00%	1/1/2044	896,062	921,193	960,216
Fhms_K033	3.06%	7/25/2023	349,275	356,043	361,457
Fhms_K038	3.39%	3/25/2024	997,930	1,038,705	1,056,751
Fhms_K040	3.24%	9/25/2024	773,396	796,553	809,252
Fiserv Inc	3.13%	6/15/2016	124,741	124,666	128,245
FN 5/1 12M LIBOR ARM	2.72%	2/1/2041	599,566	608,091	631,479
FNA_14-M9	3.10%	7/25/2024	459,048	463,605	475,097
Ford Motor Cr Co Llc	5.75%	2/1/2021	444,079	507,489	519,523
Ford Motor Cr Co Llc	2.60%	11/4/2019	229,524	229,524	229,233
Freeport Mcmoran Copper & Gold Inc	3.55%	3/1/2022	199,586	189,184	190,993
GCCFC_05-GG5	5.22%	4/10/2037	997,930	1,063,068	1,013,067
GCCFC_07-GG9	5.38%	3/10/2039	420,490	430,590	423,560
General Dynamics Corp	2.25%	11/15/2022	229,524	227,199	221,901

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
General Elec Cap Corp	5.63%	5/1/2018	498,965	541,352	566,129
General Elec Cap Corp	4.65%	10/17/2021	99,793	99,686	113,433
General Elec Cap Corp	3.10%	1/9/2023	693,561	670,329	712,500
General Elec Cap Corp	3.45%	5/15/2024	134,721	134,156	139,799
General Mills Inc	5.70%	2/15/2017	324,327	363,386	361,310
Georgia Pwr Co	2.85%	5/15/2022	174,638	174,336	176,266
Gilead Sciences Inc	4.50%	4/1/2021	254,472	280,947	285,554
Gilead Sciences Inc	4.40%	12/1/2021	104,783	115,693	115,923
Gilead Sciences Inc	3.70%	4/1/2024	129,731	129,522	137,266
Gilead Sciences Inc	3.50%	2/1/2025	69,855	69,789	71,998
Glaxosmithkline Cap Inc	2.80%	3/18/2023	34,928	34,575	34,768
Goldman Sachs Grp Inc	5.38%	3/15/2020	9,979	9,808	11,342
Goldman Sachs Grp Inc	3.85%	7/8/2024	29,938	29,898	31,261
Goldman Sachs Grp Inc	6.15%	4/1/2018	623,706	678,244	709,649
Goldman Sachs Grp Inc	5.75%	1/24/2022	74,845	74,744	88,456
Goldman Sachs Grp Inc	2.38%	1/22/2018	354,265	356,717	361,559
Goldman Sachs Grp Inc	3.63%	1/22/2023	174,638	175,563	179,638
Goldman Sachs Grp Inc	4.00%	3/3/2024	184,617	184,059	194,081
Government Properties Income Tr	3.75%	8/15/2019	59,876	59,400	61,612
Govt Natl Mtg Assn 30Yr	4.50%	11/15/2039	464,381	510,384	511,542
Govt Natl Mtg Assn 30Yr	4.50%	4/15/2040	808,890	884,092	890,021
Govt Natl Mtg Assn 30Yr	5.00%	5/15/2035	182,563	202,559	202,946
Govt Natl Mtg Assn 30Yr Platinum	5.00%	7/15/2039	371,718	411,504	414,418
Govt Natl Mtg Assn 30Yr Platinum	5.50%	4/15/2038	187,595	204,977	211,141

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Govt Natl Mtg Assn 30Yr Platinum	5.50%	6/15/2038	285,403	311,847	321,225
Govt Natl Mtg Assn2 15Yr	3.00%	3/20/2027	302,404	320,206	318,204
Govt Natl Mtg Assn2 30Yr	5.00%	8/20/2039	220,229	242,717	244,581
Govt Natl Mtg Assn2 30Yr	4.50%	5/20/2040	897,476	984,980	986,911
Govt Natl Mtg Assn2 30Yr	4.50%	7/20/2040	534,466	587,245	587,727
Govt Natl Mtg Assn2 30Yr	4.00%	9/20/2040	593,480	646,152	640,046
Govt Natl Mtg Assn2 30Yr	4.00%	10/20/2040	894,455	971,798	964,636
Govt Natl Mtg Assn2 30Yr	4.50%	10/20/2040	517,575	567,923	569,152
Govt Natl Mtg Assn2 30Yr	4.50%	12/20/2040	724,458	794,866	796,652
Govt Natl Mtg Assn2 30Yr	4.00%	2/20/2041	188,399	198,565	203,016
Govt Natl Mtg Assn2 30Yr	4.00%	1/20/2041	346,647	352,009	373,542
Govt Natl Mtg Assn2 30Yr	4.00%	3/20/2041	526,767	556,891	567,636
Govt Natl Mtg Assn2 30Yr	4.00%	4/20/2041	690,887	751,811	762,052
Govt Natl Mtg Assn2 30Yr	4.50%	8/20/2041	662,992	699,717	729,475
Govt Natl Mtg Assn2 30Yr	4.50%	7/20/2041	228,154	242,850	251,033
Govt Natl Mtg Assn2 30Yr Tba(Reg C)	3.50%	1/21/2015	498,965	517,598	524,844
Govt Natl Mtg Assn2 30Yr Tba(Reg C)	4.00%	1/21/2015	498,965	532,879	535,898
Halliburton Co	3.50%	8/1/2023	279,420	278,766	286,037
Hartford Finl Svcs Grp Inc	5.50%	3/30/2020	354,265	408,997	405,276
Hewlett Packard Co	4.30%	6/1/2021	169,648	172,870	179,231
Home Depot Inc	3.75%	2/15/2024	119,752	119,130	129,603
HSBC Bk Usa Na	4.88%	8/24/2020	349,275	338,504	391,533
HSBC Fin Corp	6.68%	1/15/2021	114,762	118,613	139,693
HSBC Hldgs Plc	5.10%	4/5/2021	59,876	59,746	68,413
*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
HSBC Hldgs Plc	4.88%	1/14/2022	264,451	264,211	300,751
IBM Corp	8.38%	11/1/2019	229,524	324,854	296,995
Ingersoll Rand Global Hldg Co Ltd	6.88%	8/15/2018	189,607	228,107	225,032
Ingersoll Rand Global Hldg Co Ltd	4.25%	6/15/2023	139,710	142,391	147,533
International Paper Co	7.95%	6/15/2018	174,638	208,891	206,500
International Paper Co	4.75%	2/15/2022	349,275	383,654	387,324
Israel St Of	4.00%	6/30/2022	199,586	197,662	216,333
Jpmbb_14-C23	3.37%	9/15/2047	997,930	1,007,904	1,033,837
J.P. Morgan Clearing Corp_05-CB12	4.95%	9/12/2037	124,741	128,367	127,530
J.P. Morgan Clearing Corp_05-LDP2	4.78%	7/15/2042	194,596	199,092	196,888
J.P. Morgan Clearing Corp_05-LDP4	5.00%	10/15/2042	543,872	560,436	557,049
J.P. Morgan Clearing Corp_13-C10	2.88%	12/15/2047	399,172	403,160	398,801
J.P. Morgan Chase & Co	6.30%	4/23/2019	673,603	755,210	790,456
J.P. Morgan Chase & Co	4.35%	8/15/2021	199,586	194,604	220,165
J.P. Morgan Chase & Co	3.25%	9/23/2022	219,545	219,874	222,766
J.P. Morgan Chase & Co	3.20%	1/25/2023	284,410	284,387	288,675
J.P. Morgan Chase & Co	3.63%	5/13/2024	399,172	397,216	410,523
J.P. Morgan Chase & Co	3.88%	9/10/2024	124,741	124,086	126,338
J.P. Morgan Chase & Co Inc	3.38%	5/1/2023	84,824	84,368	84,395
Kellogg Co	1.75%	5/17/2017	124,741	124,065	125,661
Keycorp	5.10%	3/24/2021	69,855	69,790	79,798
Kinder Morgan Energy Partners Lp	6.00%	2/1/2017	89,814	102,286	99,265
Kinder Morgan Energy Partners Lp	6.85%	2/15/2020	154,679	195,773	181,671
Korea Dev Bk	3.88%	5/4/2017	204,576	203,653	215,239

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Kraft Foods Grp Inc	5.38%	2/10/2020	182,621	217,538	211,104
Kroger Co	2.30%	1/15/2019	44,907	44,840	45,373
LBUBS_05-C7	5.26%	11/15/2040	364,244	380,863	376,749
LG&E & Ku Energy LLC	3.75%	11/15/2020	99,793	101,175	104,558
Lloyds Tsb Bk Plc	4.88%	1/21/2016	249,482	248,490	264,928
Lyondellbasell Inds Nv	6.00%	11/15/2021	369,234	433,098	427,804
Marsh & Mclennan Cos Inc	3.50%	6/3/2024	124,741	124,500	124,644
Mastercard Inc	3.38%	4/1/2024	149,689	149,047	154,913
Mcdonalds Corp	2.63%	1/15/2022	39,917	39,202	40,263
Mcdonalds Corp	1.88%	5/29/2019	109,772	108,724	109,191
Mckesson Corp	4.75%	3/1/2021	199,586	217,992	223,837
Medtronic Inc	2.75%	4/1/2023	89,814	86,179	87,943
Medtronic Inc	3.50%	3/15/2025	464,037	459,592	475,644
Merck & Co Inc	3.88%	1/15/2021	503,955	514,003	554,311
Metlife Inc	6.75%	6/1/2016	274,431	317,953	297,406
Metlife Inc	4.37%	9/15/2023	334,306	344,850	365,173
Mexico United Mexican States	5.95%	3/19/2019	548,861	606,492	630,290
Mexico United Mexican States	4.00%	10/2/2023	195,594	194,700	204,863
Microsoft Corp	3.00%	10/1/2020	14,969	13,735	15,718
MLCFC_06-1	5.52%	2/12/2039	439,089	475,271	459,307
MLCFC_06-2	5.88%	6/12/2046	79,834	85,572	84,948
Merrill Lynch Mortgage Trust_06-C1	5.68%	5/12/2039	997,930	1,104,545	1,045,722
Merrill Lynch Mortgage Trust_06-C2	5.68%	5/12/2039	269,441	287,684	284,160
Molson Coors Brewing Co	2.00%	5/1/2017	79,834	79,608	80,772

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Monsanto Co	3.38%	7/15/2024	99,793	99,733	103,081
Morgan Stanley	3.75%	2/25/2023	633,685	624,577	658,365
Morgan Stanley	3.88%	4/29/2024	49,896	49,459	51,529
Morgan Stanley	5.50%	7/28/2021	149,689	128,326	173,379
Morgan Stanley	5.63%	9/23/2019	374,224	378,711	428,152
Morgan Stanley	4.10%	5/22/2023	34,928	34,732	35,517
Morgan Stanley	4.88%	11/1/2022	19,959	20,576	21,360
Msbam_14-C14	2.92%	2/15/2047	1,297,309	1,336,219	1,340,726
MSC_06-HQ9	5.77%	7/12/2044	89,814	98,599	95,541
MSC_06-IQ11	5.66%	10/15/2042	49,896	54,231	52,480
Mylan Inc	2.55%	3/28/2019	49,896	49,774	50,034
Nabors Inds Inc	6.15%	2/15/2018	234,513	266,636	249,710
Nabors Inds Inc	4.63%	9/15/2021	119,752	128,698	114,142
NBCUniversal Media Llc	5.15%	4/30/2020	199,586	234,362	228,232
NBCUniversal Media Llc	2.88%	1/15/2023	109,772	109,571	111,119
News Amer Inc	6.90%	3/1/2019	474,017	556,472	569,840
Nisource Fin Corp	6.80%	1/15/2019	94,803	116,999	114,272
Noble Energy Inc	8.25%	3/1/2019	139,710	185,746	171,341
Noble Energy Inc	4.15%	12/15/2021	139,710	139,618	142,720
Nomura Hldgs Inc	2.75%	3/19/2019	444,079	441,428	452,403
Norfolk Southern Corp	5.75%	4/1/2018	204,576	239,846	232,520
Norfolk Southern Corp	5.90%	6/15/2019	379,213	438,129	436,249
Northrop Grumman Corp	5.05%	8/1/2019	274,431	287,609	310,369
Novartis Cap Corp	2.40%	9/21/2022	279,420	277,255	276,922

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Novartis Cap Corp	3.40%	5/6/2024	64,865	64,403	67,815
Occidental Petroleum Corp	4.10%	2/1/2021	364,244	378,168	392,774
Oneok Partners Lp	8.63%	3/1/2019	274,431	341,076	339,491
Oneok Partners Lp	3.38%	10/1/2022	99,793	99,370	93,217
Oracle Corp	5.75%	4/15/2018	124,741	150,980	142,530
Oracle Corp	5.00%	7/8/2019	164,658	195,836	188,580
Oracle Corp	3.88%	7/15/2020	19,959	21,229	21,803
Oracle Corp	2.50%	10/15/2022	129,731	129,573	127,055
Oracle Corp	2.80%	7/8/2021	249,482	249,121	255,942
Pacific Gas & Elec Co	3.85%	11/15/2023	284,410	283,895	297,423
Pepsico Inc	5.00%	6/1/2018	618,716	680,107	686,700
Petrobras Global Fin Bv	4.38%	5/20/2023	369,234	364,907	319,411
Petroleos Mexicanos	3.50%	1/30/2023	114,762	114,458	111,455
Petroleos Mexicanos	4.88%	1/18/2024	184,617	183,652	195,892
Petroleos Mexicanos	4.25%	1/15/2025	79,834	79,374	80,032
Philip Morris Intl Inc	4.50%	3/26/2020	184,617	211,791	204,812
Philip Morris Intl Inc	2.63%	3/6/2023	169,648	166,593	166,203
Philips Electronics Nv	5.75%	3/11/2018	164,658	184,785	185,657
Pnc Fdg Corp	4.38%	8/11/2020	349,275	342,779	387,113
Pnc Finl Svcs Grp Inc	3.90%	4/29/2024	54,886	54,742	56,153
Principal Finl Grp Inc	1.85%	11/15/2017	84,824	84,736	85,092
Procter & Gamble Co	2.30%	2/6/2022	44,907	44,589	44,962
Procter & Gamble Co	3.10%	8/15/2023	89,814	92,520	93,510
Progress Energy Inc	4.88%	12/1/2019	349,275	404,819	387,635

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Quest Diagnostics Inc	5.45%	11/1/2015	299,379	325,814	312,678
Raytheon Co	3.13%	10/15/2020	99,793	102,090	103,725
Raytheon Co	3.15%	12/15/2024	154,679	153,715	155,535
Republic Svcs Inc	5.50%	9/15/2019	119,752	141,951	136,849
Reynolds Amern Inc	6.75%	6/15/2017	254,472	293,227	284,228
Rio Tinto Fin Ltd	3.50%	3/22/2022	9,979	9,927	10,073
Rio Tinto Fin Usa Ltd	3.50%	11/2/2020	214,555	208,973	223,846
Rio Tinto Fin Usa Plc	1.38%	6/17/2016	244,493	243,779	245,701
Rock Tenn Co	4.90%	3/1/2022	64,865	69,972	70,737
Rogers Comm Inc	6.80%	8/15/2018	149,689	176,180	176,608
Rogers Comm Inc	3.00%	3/15/2023	69,855	69,747	68,273
Royal Bk Of Scotland Grp Plc	6.40%	10/21/2019	174,638	173,641	205,014
Royal Bk Of Scotland Plc	6.13%	1/11/2021	174,638	173,159	210,841
Safeway Inc	3.95%	8/15/2020	114,762	111,648	117,732
San Diego Gas & Elec Co	3.60%	9/1/2023	69,855	73,040	74,279
Schlumberger Investment Sa	3.65%	12/1/2023	69,855	69,618	73,235
Shell Intl Fin Bv	4.30%	9/22/2019	229,524	259,480	254,607
Shell Intl Fin Bv	4.38%	3/25/2020	74,845	83,239	82,887
Shell Intl Fin Bv	2.00%	11/15/2018	1,352,195	1,361,403	1,364,864
Simon Property Grp Lp	6.13%	5/30/2018	299,379	332,398	342,300
Southern Ca Edison Co	3.50%	10/1/2023	204,576	204,216	216,840
Svenska Handelsbanken Ab	2.50%	1/25/2019	249,482	249,275	257,080
Synchrony Finl	4.25%	8/15/2024	109,772	109,559	114,455
Sysco Corp	3.50%	10/2/2024	314,348	313,141	326,189

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Teva Pharmaceutical Fin Co Bv	2.95%	12/18/2022	289,400	288,827	282,201
Time Warner Cable Inc	5.85%	5/1/2017	99,793	114,475	109,902
Time Warner Cable Inc	8.75%	2/14/2019	134,721	183,232	171,250
Time Warner Cable Inc	5.00%	2/1/2020	29,938	34,702	33,615
Time Warner Inc	4.75%	3/29/2021	284,410	284,581	313,851
Time Warner Inc	4.00%	1/15/2022	24,948	24,523	26,537
Total Cap Intl Sa	2.88%	2/17/2022	239,503	239,379	239,644
Total Cap Intl Sa	2.70%	1/25/2023	139,710	134,771	136,914
Toyota Motor Cr Corp	2.63%	1/10/2023	214,555	213,210	215,713
Transocean Inc	2.50%	10/15/2017	89,814	90,377	79,873
Travelers Cos Inc	5.80%	5/15/2018	279,420	306,896	317,620
US Treasury Note	1.25%	11/30/2018	5,623,334	5,552,924	5,589,976
US Treasury Note	2.00%	11/30/2020	8,951,430	8,892,641	9,045,494
US Treasury Note	2.25%	3/31/2021	2,489,835	2,524,318	2,556,280
US Treasury Note	1.63%	4/30/2019	5,758,055	5,763,207	5,793,877
US Treasury Note	2.38%	8/15/2024	972,982	975,698	999,726
US Treasury Note	0.88%	10/15/2017	239,503	239,503	239,035
US Treasury Note	2.25%	11/15/2024	1,476,936	1,480,735	1,491,211
US Treasury Note	1.50%	11/30/2019	658,634	655,284	655,334
US Treasury Note	1.00%	12/15/2017	1,022,878	1,020,960	1,020,958
US Treasury Note	2.13%	12/31/2021	1,776,315	1,793,353	1,793,732
US Treasury Note	1.63%	12/31/2019	1,886,087	1,882,653	1,883,431
US Treasury Note	0.63%	12/31/2016	6,177,185	6,168,824	6,169,123
US Treasury Note	3.50%	2/15/2018	3,677,371	4,006,544	3,989,437

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
US Treasury Note	2.38%	7/31/2017	868,199	905,097	908,368
US Treasury Note	1.88%	9/30/2017	2,020,808	2,080,719	2,077,693
US Treasury Note	2.63%	11/15/2020	4,889,856	5,047,502	5,120,834
US Treasury Note	1.38%	11/30/2015	3,852,009	3,958,029	3,895,185
US Treasury Note	2.63%	1/31/2018	2,679,441	2,797,257	2,827,566
US Treasury Note	1.75%	5/31/2016	3,547,640	3,652,039	3,617,676
US Treasury Note	2.38%	5/31/2018	1,706,460	1,770,746	1,772,414
US Treasury Note	1.50%	8/31/2018	5,338,924	5,343,334	5,391,997
US Treasury Note	1.00%	10/31/2016	1,746,377	1,760,365	1,761,921
US Treasury Note	0.88%	11/30/2016	2,275,280	2,288,123	2,286,984
US Treasury Note	0.88%	12/31/2016	6,416,688	6,439,747	6,440,906
US Treasury Note	1.00%	3/31/2017	2,674,452	2,683,718	2,692,568
US Treasury Note	0.63%	5/31/2017	5,937,682	5,928,066	5,907,082
US Treasury Note	0.63%	8/31/2017	1,247,412	1,228,906	1,238,172
US Treasury Note	0.63%	9/30/2017	1,302,298	1,293,637	1,290,439
US Treasury Note	0.25%	12/15/2015	5,388,821	5,387,826	5,389,870
US Treasury Note	0.88%	1/31/2018	4,181,326	4,138,350	4,162,989
US Treasury Note	0.75%	2/28/2018	728,489	712,752	720,328
US Treasury Note	0.63%	8/15/2016	2,285,259	2,288,837	2,294,404
US Treasury Note	2.13%	8/31/2020	5,568,448	5,567,011	5,707,405
US Treasury Note	0.88%	9/15/2016	2,155,528	2,167,017	2,172,437
US Treasury Note	0.63%	11/15/2016	4,166,357	4,160,141	4,170,063
TVA	3.88%	2/15/2021	249,482	247,556	278,410
TVA	2.88%	9/15/2024	179,627	177,723	183,243

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Tyco Electronics Grp Sa	6.55%	10/1/2017	94,803	115,116	108,266
Tyco Intl Fin Sa	8.50%	1/15/2019	119,752	155,756	150,598
Tyson Foods Inc	3.95%	8/15/2024	144,700	144,260	151,850
Ubs Ag Stamford	2.38%	8/14/2019	249,482	249,073	251,723
Unilever Cap Corp	4.25%	2/10/2021	234,513	233,718	263,522
Union Pacific Corp	4.00%	2/1/2021	104,783	110,473	116,665
United Parcel Svc Inc	5.13%	4/1/2019	144,700	169,383	164,425
United Parcel Svc Inc	3.13%	1/15/2021	139,710	144,217	147,742
United Technologies Corp	3.10%	6/1/2022	54,886	55,158	56,144
Unitedhealth Grp Inc	6.00%	2/15/2018	19,959	22,909	22,919
Unitedhealth Grp Inc	4.70%	2/15/2021	119,752	130,479	136,902
Unitedhealth Grp Inc	1.40%	10/15/2017	109,772	109,641	109,989
Unitedhealth Grp Inc	2.88%	3/15/2023	169,648	168,958	169,991
Verizon Comms Inc	4.60%	4/1/2021	219,545	217,667	240,813
Verizon Comms Inc	5.15%	9/15/2023	972,982	971,539	1,089,153
Viacom Inc	5.63%	9/15/2019	144,700	171,809	164,904
Viacom Inc	3.13%	6/15/2022	99,793	98,349	96,772
Wal Mart Stores Inc	5.38%	4/5/2017	109,772	129,487	121,424
Wal Mart Stores Inc	5.80%	2/15/2018	513,934	608,448	592,178
Walt Disney Co	2.75%	8/16/2021	144,700	142,866	148,525
Walt Disney Co	1.10%	12/1/2017	94,803	94,129	94,322
Waste Mgmt Inc	4.60%	3/1/2021	79,834	86,279	89,631
Waste Mgmt Inc	4.75%	6/30/2020	89,814	101,769	98,458
Waste Mgmt Inc	2.90%	9/15/2022	44,907	44,540	44,819

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Watson Pharmaceuticals Inc	6.13%	8/15/2019	154,679	187,124	179,023
Watson Pharmaceuticals Inc	3.25%	10/1/2022	189,607	188,023	186,145
Wachovia Bank Comm Mtg Trust_05-C17	5.22%	3/15/2042	109,772	115,269	110,303
Wachovia Bank Comm Mtg Trust_05-C20	5.18%	7/15/2042	49,896	50,894	51,166
Wachovia Bank Comm Mtg Trust_05-C22	5.27%	12/15/2044	1,063,062	1,139,019	1,090,426
Wachovia Bank Comm Mtg Trust_06-C25	5.72%	5/15/2043	229,524	264,544	241,437
Wachovia Bank Comm Mtg Trust_06-C27	5.77%	7/15/2045	108,669	118,178	114,340
Wachovia Bank Comm Mtg Trust_06-C28	5.57%	10/15/2048	140,116	158,681	148,733
Weatherford Intl Ltd	9.63%	3/1/2019	199,586	261,296	243,128
Weatherford Intl Ltd	5.13%	9/15/2020	94,803	103,663	94,571
Wellpoint Inc	3.13%	5/15/2022	414,141	397,804	415,545
Wells Fargo & Co	5.63%	12/11/2017	698,551	775,129	779,195
Wells Fargo & Co	4.13%	8/15/2023	14,969	14,918	15,944
Western Gas Partners Lp	4.00%	7/1/2022	79,834	82,647	82,517
WFRBS_14-LC14	2.86%	3/15/2047	349,275	359,747	359,502
Williams Partners Lp	4.30%	3/4/2024	304,369	303,732	308,063
Wyeth Llc	5.45%	4/1/2017	419,131	474,528	464,988
Xerox Corp	2.95%	3/15/2017	109,772	109,635	113,745
XTO Energy Inc	5.50%	6/15/2018	124,741	150,550	140,750
Xylem Inc	4.88%	10/1/2021	169,648	184,648	185,345
Wrapper				—	(112,423)
Fair value of contract				305,158,942	308,866,719
Total synthetic GICs				911,358,559	953,886,556
Total GICs (including wrapper contracts)				1,130,019,100	1,175,929,824

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Total investments				$9,274,489,242	$11,002,944,446

Loans receivable from participants
39,384 loans carrying an interest rate of 4.25% to 10.5% with maturities up to 20 years				$—	$247,336,012
Total				$9,274,489,242	$11,250,280,458

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule G, Part III – Schedule of Nonexempt Transactions
December 31, 2014

	Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transactions including maturity date, rate of interest, collateral, par or maturity value	Purchase price	Selling price	Lease rental	Expenses incurred in connection with transaction	Cost of asset	Current value of asset	Net gain (loss) on each transaction
*	Citigroup Inc.	Plan Sponsor	Amounts paid from the Trust to a participant in connection with a settlement agreement **	N/A	N/A	N/A	N/A	$2,073	$2,073	$—

*	Party-in-interest, as defined by ERISA

**
In 2013, the Plan’s management determined that certain amounts paid from the Plan trust to a participant in connection with a settlement agreement between the Company and such participant should have been paid for by the Company. The Plan’s management determined that this transaction constituted a prohibited transaction under ERISA and the net result is that the Plan trust paid approximately $2,073 to the participant that should have been paid by the Company during 2012. This prohibited transaction was corrected on July 11, 2014 when the aggregate amount of the error plus interest was deposited in the Plan trust. During 2014, the Plan’s management filed Form 5330 with the IRS for excise taxes due for this error and took all other corrective action it deemed appropriate.

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CITIGROUP 401(k) PLAN

By: /s/ J. Michael Murray
J. Michael Murray
Global Head of Human Resources

Date: June 12, 2015